Registration No. 333-179326
                                                    1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 4 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3398

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on March 30, 2012 at 2:00 p.m. pursuant to Rule 487.


                  Dow(R) Target 5 2Q '12 - Term 7/9/13
                 Dow(R) Target Dvd. 2Q '12 - Term 7/9/13
                  Global Target 15 2Q '12 - Term 7/9/13
                Nasdaq(R)  Target 15 2Q '12 - Term 7/9/13
              NYSE(R) Intl. Target 25 2Q '12 - Term 7/9/13
                   S&P Target 24 2Q '12 - Term 7/9/13
                 S&P Target SMid 60 2Q '12 - Term 7/9/13
                    Target 50/50 2Q '12 - Term 7/9/13
                 Target Divsd. Dvd. 2Q '12 - Term 7/9/13
              Target Dvd. Multi-Strat. 2Q '12 - Term 7/9/13
                  Target Dbl. Play 2Q '12 - Term 7/9/13
                   Target Focus 5 2Q '12 - Term 7/9/13
             Target Global Dvd. Leaders 2Q '12 - Term 7/9/13
                   Target Growth 2Q '12 - Term 7/9/13
                  Target Small-Cap 2Q '12 - Term 7/9/13
               Target VIP Cons. Eqty. 2Q '12 - Term 7/9/13
           Value Line(R) Divsd. Target 40 2Q '12 - Term 7/9/13
              Value Line(R)  Target 25 2Q '12 - Term 7/9/13

                                 FT 3398

FT 3398 is a series of a unit investment trust, the FT Series. FT 3398 consists of 18 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                FIRST TRUST (R)

                                 1-800-621-1675



                 The date of this prospectus is March 30, 2012

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                9
Report of Independent Registered Public Accounting Firm 14
Statements of Net Assets                                15
Schedules of Investments                                21
The FT Series                                           54
Portfolios                                              55
Risk Factors                                            64
Hypothetical Performance Information                    69
Public Offering                                         75
Distribution of Units                                   77
The Sponsor's Profits                                   79
The Secondary Market                                    79
How We Purchase Units                                   79
Expenses and Charges                                    79
Tax Status                                              80
Retirement Plans                                        87
Rights of Unit Holders                                  87
Income and Capital Distributions                        87
Redeeming Your Units                                    89
Investing in a New Trust                                90
Removing Securities from a Trust                        90
Amending or Terminating the Indenture                   91
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator              92
Other Information                                       93

                    Summary of Essential Information

                                FT 3398



                   At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                             The Dow (R)      The Dow (R)         Global
                                                                               Target 5     Target Dividend     Target 15
                                                                           Portfolio, 2nd   Portfolio, 2nd    Portfolio, 2nd
                                                                             Quarter 2012     Quarter 2012     Quarter 2012
                                                                                Series           Series           Series
                                                                           --------------   ---------------   --------------
Initial Number of Units (1)                                                      14,800           17,724            12,668
Fractional Undivided Interest in the Trust per Unit (1)                        1/14,800         1/17,724          1/12,668
Public Offering Price:
Public Offering Price per Unit (2)                                           $   10.000       $   10.000        $   10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)           (.100)            (.100)
                                                                             ----------       ----------        ----------
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900            9.900             9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)           (.145)            (.145)
                                                                             ----------       ----------        ----------
Redemption Price per Unit (5)                                                     9.755            9.755             9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)           (.050)            (.050)
    Less Organization Costs per Unit (5)                                          (.035)           (.035)            (.035)
                                                                             ----------       ----------        ----------
Net Asset Value per Unit                                                     $    9.670       $    9.670        $    9.670
                                                                             ==========       ==========        ==========

Tax Status (6)                                                              Grantor Trust    Grantor Trust    Grantor Trust
Distribution Frequency (7)                                                    Monthly           Monthly          Monthly
Initial Distribution Date (7)                                               April 25, 2012   April 25, 2012   April 25, 2012
Estimated Net Annual Distribution per Unit (8)                               $    .3692       $    .3616        $    .4554
Cash CUSIP Number                                                            30279M 102       30279M 151        30279M 201
Reinvestment CUSIP Number                                                    30279M 110       30279M 169        30279M 219
Fee Accounts Cash CUSIP Number                                               30279M 128       30279M 177        30279M 227
Fee Accounts Reinvestment CUSIP Number                                       30279M 136       30279M 185        30279M 235
FTPS CUSIP Number                                                            30279M 144       30279M 193        30279M 243
Pricing Line Product Code                                                        077324           077329            077334
Ticker Symbol                                                                    FRTPNX           FRTSRX            FPWRTX



First Settlement Date                                      April 4, 2012
Mandatory Termination Date (9)                              July 9, 2013

--------------

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                             NYSE (R)
                                                           Nasdaq (R)     International         S&P              S&P
                                                           Target 15        Target 25        Target 24      Target SMid 60
                                                         Portfolio, 2nd   Portfolio, 2nd   Portfolio, 2nd   Portfolio, 2nd
                                                          Quarter 2012     Quarter 2012     Quarter 2012     Quarter 2012
                                                             Series           Series           Series           Series
                                                         --------------   --------------   --------------   --------------
Initial Number of Units (1)                                    15,780           17,889           17,999           17,159
Fractional Undivided Interest in the Trust per Unit (1)      1/15,780         1/17,889         1/17,999         1/17,159
Public Offering Price:
Public Offering Price per Unit (2)                         $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                       (.100)           (.100)           (.100)           (.100)
                                                           ----------       ----------       ----------       ----------
Aggregate Offering Price Evaluation of Securities per           9.900            9.900            9.900            9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                      (.145)           (.145)           (.145)           (.145)
                                                           ----------       ----------       ----------       ----------
Redemption Price per Unit (5)                                   9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)           (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                        (.035)           (.035)           (.035)           (.035)
                                                           ----------       ----------       ----------       ----------
Net Asset Value per Unit                                   $    9.670       $    9.670       $    9.670       $    9.670
                                                           ==========       ==========       ==========       ==========

Tax Status (6)                                           Grantor Trust         RIC         Grantor Trust         RIC
Distribution Frequency (7)                                  Monthly          Monthly          Monthly         Semi-Annual
Initial Distribution Date (7)                            April 25, 2012   April 25, 2012   April 25, 2012    June 25, 2012
Estimated Net Annual Distribution per Unit (8)             $    .1630       $    .3208       $    .1437       $    .0705
Cash CUSIP Number                                          30279M 250       30279M 300       30279M 359       30279M 409
Reinvestment CUSIP Number                                  30279M 268       30279M 318       30279M 367       30279M 417
Fee Accounts Cash CUSIP Number                             30279M 276       30279M 326       30279M 375       30279M 425
Fee Accounts Reinvestment CUSIP Number                     30279M 284       30279M 334       30279M 383       30279M 433
FTPS CUSIP Number                                          30279M 292       30279M 342       30279M 391       30279M 441
Pricing Line Product Code                                      077339           077344           077349           077354
Ticker Symbol                                                  FDRWAX           FJAMPX           FSWRQX           FMCPRX



First Settlement Date                                       April 4, 2012
Mandatory Termination Date (9)                               July 9, 2013

-------------

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                FT 3398


                   At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                               Target      Target Dividend
                                                           Target 50/50     Diversified     Multi-Strategy   Target Double
                                                                              Dividend                            Play
                                                          Portfolio, 2nd   Portfolio, 2nd   Portfolio, 2nd   Portfolio, 2nd
                                                           Quarter 2012     Quarter 2012     Quarter 2012     Quarter 2012
                                                              Series           Series           Series           Series
                                                         --------------   --------------   --------------   --------------
Initial Number of Units (1)                                    51,199           17,765           25,874           13,841
Fractional Undivided Interest in the Trust per Unit (1)      1/51,199         1/17,765         1/25,874         1/13,841
Public Offering Price:
Public Offering Price per Unit (2)                         $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                       (.100)           (.100)           (.100)           (.100)
                                                           ----------       ----------       ----------       ----------
Aggregate Offering Price Evaluation of Securities per           9.900            9.900            9.900            9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                      (.145)           (.145)           (.145)           (.145)
                                                           ----------       ----------       ----------       ----------
Redemption Price per Unit (5)                                   9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)           (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                        (.035)           (.029)           (.035)           (.029)
                                                           ----------       ----------       ----------       ----------
Net Asset Value per Unit                                   $    9.670       $    9.676       $    9.670       $    9.676
                                                           ==========       ==========       ==========       ==========

Tax Status (6)                                                RIC              RIC              RIC              RIC
Distribution Frequency (7)                                  Monthly          Monthly          Monthly          Monthly
Initial Distribution Date (7)                            April 25, 2012   April 25, 2012   April 25, 2012   April 25, 2012
Estimated Net Annual Distribution per Unit (8)             $    .2805       $    .3438       $    .4211       $    .2597
Cash CUSIP Number                                          30279M 458       30279M 508       30279M 557       30279M 607
Reinvestment CUSIP Number                                  30279M 466       30279M 516       30279M 565       30279M 615
Fee Accounts Cash CUSIP Number                             30279M 474       30279M 524       30279M 573       30279M 623
Fee Accounts Reinvestment CUSIP Number                     30279M 482       30279M 532       30279M 581       30279M 631
FTPS CUSIP Number                                          30279M 490       30279M 540       30279M 599       30279M 649
Pricing Line Product Code                                      077359           077419           077424           077429
Ticker Symbol                                                  FRTPLX           FDRKPX           FJWLHX           FTPJAX



First Settlement Date                                        April 4, 2012
Mandatory Termination Date (9)                                July 9, 2013

-------------

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                FT 3398


                   At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                             Target       Target Global        Target           Target
                                                           Focus Five    Dividend Leaders      Growth         Small-Cap
                                                         Portfolio, 2nd   Portfolio, 2nd   Portfolio, 2nd   Portfolio, 2nd
                                                          Quarter 2012     Quarter 2012     Quarter 2012     Quarter 2012
                                                             Series           Series           Series           Series
                                                         --------------   --------------   --------------   --------------
Initial Number of Units (1)                                    28,830           15,315           13,044           16,080
Fractional Undivided Interest in the Trust per Unit          1/28,830         1/15,315         1/13,044         1/16,080
(1)
Public Offering Price:
Public Offering Price per Unit (2)                         $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                       (.100)           (.100)           (.100)           (.100)
                                                           ----------       ----------       ----------       ----------
Aggregate Offering Price Evaluation of Securities               9.900            9.900            9.900            9.900
per Unit (4)
   Less Deferred Sales Charge per Unit (3)                      (.145)           (.145)           (.145)           (.145)
                                                           ----------       ----------       ----------       ----------
Redemption Price per Unit (5)                                   9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)           (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                        (.035)           (.014)           (.035)           (.035)
                                                           ----------       ----------       ----------       ----------
Net Asset Value per Unit                                   $    9.670       $    9.691       $    9.670       $    9.670
                                                           ==========       ==========       ==========       ==========

Tax Status (6)                                                RIC              RIC               RIC              RIC
Distribution Frequency (7)                                Semi-Annual        Monthly         Semi-Annual      Semi-Annual
Initial Distribution Date (7)                            June 25, 2012    April 25, 2012    June 25, 2012    June 25, 2012
Estimated Net Annual Distribution per Unit (8)             $    .1964       $    .5528       $    .0735       $    .0088
Cash CUSIP Number                                          30279M 656       30279M 706       30279M 755       30279M 805
Reinvestment CUSIP Number                                  30279M 664       30279M 714       30279M 763       30279M 813
Fee Accounts Cash CUSIP Number                             30279M 672       30279M 722       30279M 771       30279M 821
Fee Accounts Reinvestment CUSIP Number                     30279M 680       30279M 730       30279M 789       30279M 839
FTPS CUSIP Number                                          30279M 698       30279M 748       30279M 797       30279M 847
Pricing Line Product Code                                      077434           077364           077369           077374
Ticker Symbol                                                  FDSWTX           FNRPAX           FBPWEX           FWBRLX



First Settlement Date                                        April 4, 2012
Mandatory Termination Date (9)                                July 9, 2013

-------------

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                             Target VIP     Value Line (R)
                                                                            Conservative     Diversified      Value Line (R)
                                                                               Equity         Target 40          Target 25
                                                                           Portfolio, 2nd   Portfolio, 2nd    Portfolio, 2nd
                                                                            Quarter 2012     Quarter 2012      Quarter 2012
                                                                               Series           Series            Series
                                                                           --------------   ---------------   --------------
Initial Number of Units (1)                                                      42,012           14,686            13,841
Fractional Undivided Interest in the Trust per Unit (1)                        1/42,012         1/14,686          1/13,841
Public Offering Price:
Public Offering Price per Unit (2)                                              $10.000          $10.000           $10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)           (.100)            (.100)
                                                                             ----------       ----------        ----------
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900            9.900             9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)           (.145)            (.145)
                                                                             ----------       ----------        ----------
Redemption Price per Unit (5)                                                     9.755            9.755             9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)           (.050)            (.050)
    Less Organization Costs per Unit (5)                                          (.035)           (.035)            (.022)
                                                                             ----------       ----------        ----------
Net Asset Value per Unit                                                     $    9.670       $    9.670        $    9.683
                                                                             ==========       ==========        ==========

Tax Status (6)                                                                 RIC                 RIC        Grantor Trust
Distribution Frequency (7)                                                   Semi-Annual      Semi-Annual        Monthly
Initial Distribution Date (7)                                               June 25, 2012    June 25, 2012    April 25, 2012
Estimated Net Annual Distribution per Unit (8)                               $    .1750       $    .1014        $    .1609
Cash CUSIP Number                                                            30279L 351       30279L 401        30279L 450
Reinvestment CUSIP Number                                                    30279L 369       30279L 419        30279L 468
Fee Accounts Cash CUSIP Number                                               30279L 377       30279L 427        30279L 476
Fee Accounts Reinvestment CUSIP Number                                       30279L 385       30279L 435        30279L 484
FTPS CUSIP Number                                                            30279L 393       30279L 443        30279L 492
Pricing Line Product Code                                                        077309           077314            077319
Ticker Symbol                                                                    FJPREX           FSTWMX            FNDQRX



First Settlement Date                                        April 4, 2012
Mandatory Termination Date (9)                                July 9, 2013

------------

See "Notes to Summary of Essential Information" on page 8.


Page 7


               NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on April 2, 2012, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."


Page 8
                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                       The Dow(R)
                                                           Target 5 Portfolio            Target Dividend Portfolio
                                                         2nd Quarter 2012 Series          2nd Quarter 2012 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        ------               -----         ------
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        ======               =====         ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .350%(d)     $.0350               .350%(d)      $.0350
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                         .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .144%(f)     $.0144               .144%(f)      $.0144
                                                        -----        ------               -----         ------
   Total                                                .204%        $.0204               .204%         $.0204
                                                        =====        ======               =====         ======

                                                          Global                Nasdaq (R) Target 15        NYSE(R) International
                                                     Target 15 Portfolio             Portfolio                Target 25 Portfolio
                                                   2nd Quarter 2012 Series     2nd Quarter 2012 Series     2nd Quarter 2012 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .350%(d)     $.0350         .350%(d)     $.0350         .350%(d)     $.0350
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .214%(f)     $.0214         .154%(f)     $.0154         .167%(f)     $.0167
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .274%        $.0274         .214%        $.0214         .227%        $.0227
                                                   =====        ======         =====        ======         =====        ======

                                                       S&P Target 24             S&P Target SMid 60             Target 50/50
                                                         Portfolio                   Portfolio                   Portfolio
                                                   2nd Quarter 2012 Series     2nd Quarter 2012 Series     2nd Quarter 2012 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .350%(d)     $.0350         .350%(d)     $.0350         .350%(d)     $.0350
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation
      and FTPS Unit servicing fees                 .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .164%(f)     $.0164         .162%(f)     $.0162         .318%(f)     $.0318
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .224%        $.0224         .222%        $.0222         .378%        $.0378
                                                   =====        ======         =====        ======         =====        ======




                                                    Target Diversified           Target Dividend             Target Double Play
                                                    Dividend Portfolio        Multi-Strategy Portfolio           Portfolio
                                                   2nd Quarter 2012 Series    2nd Quarter 2012 Series      2nd Quarter 2012 Series
                                                   -----------------------    -----------------------      -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .350%(d)     $.0350         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .127%(f)     $.0127         .442%(f)     $.0442         .192%(f)     $.0192
                                                   -----        ------         -----        ------         -----        ------
Total                                              .187%        $.0187         .502%        $.0502         .252%        $.0252
                                                   =====        ======         =====        ======         =====        ======

                                                     Target Focus Five         Target Global Dividend          Target Growth
                                                         Portfolio                Leaders Portfolio              Portfolio
                                                   2nd Quarter 2012 Series     2nd Quarter 2012 Series     2nd Quarter 2012 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .350%(d)     $.0350         .140%(d)     $.0140         .350%(d)     $.0350
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .544%(f)     $.0544         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
Total                                              .604%        $.0604         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                                                                                Target VIP
                                                                                  Target Small-Cap            Conservative Equity
                                                                                      Portfolio                  Portfolio
                                                                                2nd Quarter 2012 Series    2nd Quarter 2012 Series
                                                                               -----------------------     -----------------------
                                                                                            Amount                      Amount
                                                                                            per Unit                    per Unit
                                                                                            --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                                        1.00%(a)     $.100           1.00%(a)     $.100
   Deferred sales charge                                                       1.45%(b)     $.145           1.45%(b)     $.145
   Creation and development fee                                                0.50%(c)     $.050           0.50%(c)     $.050
                                                                               -----        ------          -----        ------
   Maximum sales charge
   (including creation and development fee)                                    2.95%        $.295           2.95%        $.295
                                                                               =====        ======          =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                                                .350%(d)     $.0350          .350%(d)     $.0350
                                                                               =====        ======          =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                                            .060%        $.0060          .060%        $.0060
Trustee's fee and other operating expenses                                     .127%(f)     $.0127          .504%(f)     $.0504
                                                                               -----        ------          -----        ------
Total                                                                          .187%        $.0187          .564%        $.0564
                                                                               =====        ======          =====        ======

                                                                              Value Line(R) Diversified         Value Line(R)
                                                                                  Target 40 Portfolio         Target 25 Portfolio
                                                                               2nd Quarter 2012 Series     2nd Quarter 2012 Series
                                                                               -----------------------     -----------------------
                                                                                            Amount                      Amount
                                                                                            per Unit                    per Unit
                                                                                            --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                                        1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                                                       1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                                                0.50%(c)     $.050          0.50%(c)     $.050
                                                                               -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)                                    2.95%        $.295          2.95%        $.295
                                                                               =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                                                .350%(d)     $.0350         .220%(d)     $.0220
                                                                               =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                                            .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses                                     .277%(f)     $.0277         .214%(f)     $.0214
                                                                               -----        ------         -----        ------
Total                                                                          .337%        $.0337         .274%        $.0274
                                                                               =====        ======         =====        ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow (R)Target 5Portfolio, 2nd Quarter 2012 Series                       $350       $865       $1,154     $2,371
The Dow (R) Target Dividend  Portfolio, 2nd, Quarter 2012 Series             350        865        1,154      2,371
Global Target 15 Portfolio, 2nd Quarter 2012 Series                          357        886        1,190      2,443
Nasdaq (R) Target 15 Portfolio, 2nd Quarter 2012 Series                      351        868        1,159      2,381
NYSE (R) International Target 25 Portfolio, 2nd Quarter 2012 Series          353        872        1,166      2,395
S&P Target 24 Portfolio, 2nd Quarter 2012 Series                             352        871        1,164      2,391
S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series                        352        870        1,163      2,389
Target 50/50 Portfolio, 2nd Quarter 2012 Series                              368        917        1,242      2,548
Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series               343        842        1,122      2,305
Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series            380        954        1,304      2,673
Target Double Play Portfolio, 2nd Quarter 2012 Series                        349        861        1,155      2,372
Target Focus Five Portfolio, 2nd Quarter 2012 Series                         390        984        1,355      2,775
Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series            328        797        1,062      2,183
Target Growth Portfolio, 2nd Quarter 2012 Series                             349        860        1,146      2,353
Target Small-Cap Portfolio, 2nd Quarter 2012 Series                          349        860        1,146      2,353
Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series            386        972        1,335      2,735
Value Line (R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series      364        905        1,221      2,507
Value Line (R) Target 25 Portfolio, 2nd Quarter 2012 Series                  344        847        1,138      2,338

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2012.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."


                             Report of Independent
                       Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 3398


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 3398, comprising Dow(R) Target 5 2Q '12 -
 Term 7/9/13 (The Dow(R) Target 5 Portfolio, 2nd Quarter 2012 Series); Dow(R) Target Dvd. 2Q '12 - Term 7/9/13 (The Dow(R) Target Dividend Portfolio, 2nd, Quarter 2012 Series); Global Target 15 2Q '12 - Term 7/9/13 (Global Target 15 Portfolio, 2nd Quarter 2012 Series); Nasdaq(R) Target 15 2Q '12 - Term 7/9/13 (Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2012 Series); NYSE(R) Intl. Target 25 2Q '12 - Term 7/9/13 (NYSE(R) International Target 25 Portfolio, 2nd Quarter 2012 Series);
S&P Target 24 2Q '12 - Term 7/9/13 (S&P Target 24 Portfolio, 2nd Quarter 2012 Series); S&P Target SMid 60 2Q '12 - Term 7/9/13 (S&P Target SMid
60 Portfolio, 2nd Quarter 2012 Series); Target 50/50 2Q '12 - Term
7/9/13 (Target 50/50 Portfolio, 2nd Quarter 2012 Series); Target Divsd. Dvd. 2Q '12 - Term 7/9/13 (Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series); Target Dvd. Multi-Strat. 2Q '12 - Term 7/9/13 (Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series); Target Dbl. Play 2Q '12 - Term 7/9/13 (Target Double Play Portfolio, 2nd Quarter 2012 Series); Target Focus 5 2Q '12 - Term 7/9/13 (Target Focus Five Portfolio, 2nd Quarter 2012 Series); Target Global Dvd. Leaders 2Q '12 - Term 7/9/13 (Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series); Target Growth 2Q '12 - Term 7/9/13 (Target Growth Portfolio, 2nd Quarter 2012 Series); Target Small-Cap 2Q '12 - Term 7/9/13 (Target Small-Cap Portfolio, 2nd Quarter 2012 Series); Target VIP Cons. Eqty. 2Q '12 - Term 7/9/13 (Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series); Value Line(R) Divsd. Target 40 2Q '12 - Term 7/9/13 (Value Line(R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series); and Value Line(R) Target 25 2Q '12 - Term 7/9/13 (Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series) (collectively, the "Trusts"), as of the opening of business on March 30, 2012 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 30, 2012, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 3398, comprising the above-mentioned Trusts, as of the opening of business on March 30, 2012 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 30, 2012

                            Statements of Net Assets

                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                      The Dow(R)        The Dow(R) Target    Global Target 15
                                                                   Target 5 Portfolio   Dividend Portfolio       Portfolio
                                                                      2nd Quarter         2nd Quarter            2nd Quarter
                                                                      2012 Series         2012 Series          2012 Series
                                                                   __________________   __________________   ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $146,524              $175,468            $125,410
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (518)                 (620)               (443)
Less liability for deferred sales charge (4)                           (2,146)               (2,570)             (1,837)
Less liability for creation and development fee (5)                      (740)                 (886)               (633)
                                                                     ________              ________            ________
Net assets                                                           $143,120              $171,392            $122,497
                                                                     ========              ========            ========
Units outstanding                                                      14,800                17,724              12,668
Net asset value per Unit (6)                                         $  9.670              $  9.670            $  9.670

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $148,004              $177,241            $126,677
Less maximum sales charge (7)                                          (4,366)               (5,229)             (3,737)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (518)                 (620)               (443)
                                                                     ________              ________            ________
Net assets                                                           $143,120              $171,392            $122,497
                                                                     ========              ========            ========

__________

See "Notes to Statements of Net Assets" on page 20.


                            Statements of Net Assets

                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                        Nasdaq (R)         NYSE (R)              S&P              S&P
                                                        Target 15       International         Target 24      Target SMid 60
                                                         Portfolio    Target 25 Portfolio     Portfolio        Portfolio
                                                       2nd Quarter       2nd Quarter         2nd Quarter      2nd Quarter
                                                       2012 Series       2012 Series         2012 Series      2012 Series
                                                       ___________    ___________________    ___________     ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                        $156,227          $177,101            $178,193         $169,876
Less liability for reimbursement to Sponsor
   for organization costs (3)                               (552)             (626)               (630)            (601)
Less liability for deferred sales charge (4)              (2,288)           (2,594)             (2,610)          (2,488)
Less liability for creation and development fee (5)         (789)             (894)               (900)            (858)
                                                        ________          ________            ________         ________
Net assets                                              $152,598          $172,987            $174,053         $165,929
                                                        ========          ========            ========         ========
Units outstanding                                         15,780            17,889              17,999           17,159
Net asset value per Unit (6)                            $  9.670          $  9.670            $  9.670         $  9.670

ANALYSIS OF NET ASSETS
Cost to investors (7)                                   $157,805          $178,890            $179,993         $171,592
Less maximum sales charge (7)                             (4,655)           (5,277)             (5,310)          (5,062)
Less estimated reimbursement to Sponsor
   for organization costs (3)                               (552)             (626)               (630)            (601)
                                                        ________          ________            ________         ________
Net assets                                              $152,598          $172,987            $174,053         $165,929
                                                        ========          ========            ========         ========

__________

See "Notes to Statements of Net Assets" on page 20.


                            Statements of Net Assets

                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                                             Target Dividend       Target
                                                      Target 50/50    Target Diversified     Multi-Strategy      Double Play
                                                       Portfolio      Dividend Portfolio       Portfolio          Portfolio
                                                      2nd Quarter        2nd Quarter          2nd Quarter        2nd Quarter
                                                      2012 Series        2012 Series          2012 Series        2012 Series
                                                      ____________    __________________     _______________     ___________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                        $506,869          $175,876              $256,154           $137,028
Less liability for reimbursement to Sponsor
   for organization costs (3)                             (1,792)             (515)                 (906)              (401)
Less liability for deferred sales charge (4)              (7,424)           (2,576)               (3,752)            (2,007)
Less liability for creation and development fee (5)       (2,560)             (888)               (1,294)              (692)
                                                        ________          ________              ________           ________
Net assets                                              $495,093          $171,897              $250,202           $133,928
                                                        ========          ========              ========           ========
Units outstanding                                         51,199            17,765                25,874             13,841
Net asset value per Unit (6)                            $  9.670          $  9.676              $  9.670           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                   $511,989          $177,653              $258,741           $138,412
Less maximum sales charge (7)                            (15,104)           (5,241)               (7,633)            (4,083)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (1,792)             (515)                 (906)              (401)
                                                        ________          ________              ________           ________
Net assets                                              $495,093          $171,897              $250,202           $133,928
                                                        ========          ========              ========           ========

__________

See "Notes to Statements of Net Assets" on page 20.


                            Statements of Net Assets

                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                           Target         Target Global
                                                         Focus Five     Dividend Leaders         Target        Target Small-Cap
                                                         Portfolio         Portfolio       Growth Portfolio      Portfolio
                                                        2nd Quarter       2nd Quarter         2nd Quarter        2nd Quarter
                                                        2012 Series       2012 Series         2012 Series        2012 Series
                                                        ___________     ________________   ________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                          $285,419         $151,619           $129,135           $159,194
Less liability for reimbursement to Sponsor
   for organization costs (3)                               (1,009)            (214)              (457)              (563)
Less liability for deferred sales charge (4)                (4,180)          (2,221)            (1,891)            (2,332)
Less liability for creation and development fee (5)         (1,442)            (766)              (652)              (804)
                                                          ________         ________           ________           ________
Net assets                                                $278,788         $148,418           $126,135           $155,495
                                                          ========         ========           ========           ========
Units outstanding                                           28,830           15,315             13,044             16,080
Net asset value per Unit (6)                              $  9.670         $  9.691           $  9.670           $  9.670

ANALYSIS OF NET ASSETS
Cost to investors (7)                                     $288,302         $153,150           $130,440           $160,802
Less maximum sales charge (7)                               (8,505)          (4,518)            (3,848)            (4,744)
Less estimated reimbursement to Sponsor
   for organization costs (3)                               (1,009)            (214)              (457)              (563)
                                                          ________         ________           ________           ________
Net assets                                                $278,788         $148,418           $126,135           $155,495
                                                          ========         ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 20.


                            Statements of Net Assets

                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                                            Value Line(R)
                                                                         Target VIP         Diversified       Value Line(R)
                                                                    Conservative Equity       Target 40          Target 25
                                                                         Portfolio           Portfolio          Portfolio
                                                                        2nd Quarter         2nd Quarter        2nd Quarter
                                                                        2012 Series         2012 Series        2012 Series
                                                                    ___________________     ____________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                       $415,918              $145,389           $137,027
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (1,470)                 (514)              (305)
Less liability for deferred sales charge (4)                             (6,092)               (2,129)            (2,007)
Less liability for creation and development fee (5)                      (2,101)                 (734)              (692)
                                                                       ________              ________           ________
Net assets                                                             $406,255              $142,012           $134,023
                                                                       ========              ========           ========
Units outstanding                                                        42,012                14,686             13,841
Net asset value per Unit (6)                                           $  9.670              $  9.670           $  9.683

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                  $420,119              $146,858           $138,411
Less maximum sales charge (7)                                           (12,394)               (4,332)            (4,083)
Less estimated reimbursement to Sponsor for organization costs (3)       (1,470)                 (514)              (305)
                                                                       ________              ________           ________
Net assets                                                             $406,255              $142,012           $134,023
                                                                       ========              ========           ========

__________

See "Notes to Statements of Net Assets" on page 20.

Page 19



                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of July 9, 2013.

(2) An irrevocable letter of credit for approximately $4,800,000, issued by The Bank of New York Mellon (approximately $175,000 has been allocated to Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series; approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 2nd Quarter 2012 Series; The Dow(R) Target Dividend Portfolio, 2nd Quarter 2012 Series; Global Target 15 Portfolio, 2nd Quarter 2012 Series; Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2012 Series; NYSE(R) International Target 25 Portfolio, 2nd Quarter 2012 Series; S&P Target 24 Portfolio, 2nd Quarter 2012 Series; S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series; Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series; Target Double Play Portfolio, 2nd Quarter 2012 Series; Target Growth Portfolio, 2nd Quarter 2012 Series; Target Small-Cap Portfolio, 2nd Quarter 2012 Series; Value Line(R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series and Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series; approximately $500,000 has been allocated to each of Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series; Target Focus Five Portfolio, 2nd Quarter 2012 Series and Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series and approximately $525,000 has been allocated to Target 50/50 Portfolio, 2nd Quarter 2012 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table included in this prospectus. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2012 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2012. If Unit holders redeem Units before September 20, 2012 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


Page 20
                            Schedule of Investments

            The Dow (R) Target 5 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                               Percentage
                                                               of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                                              Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                               Price          Shares     Share       the Trust (2)  Yield (3)
_______________________________                                _________      ______     _______     _________      _________
COMMON STOCKS (100%):
Consumer Staples (20%):
KFT      Kraft Foods Inc.                                        20%           775       $37.81      $  29,303         3.07%
Health Care (40%):
MRK      Merck & Co., Inc.                                       20%           771        38.01         29,306         4.42%
PFE      Pfizer Inc.                                             20%         1,307        22.42         29,303         3.93%
Industrials (20%):
GE       General Electric Company                                20%         1,469        19.95         29,306         3.41%
Telecommunication Services (20%):
T        AT&T Inc.                                               20%           939        31.21         29,306         5.64%
                                                                ____                                  ________
              Total Investments                                 100%                                  $146,524
                                                                ====                                  ========

___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

         The Dow(R) Target Dividend Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price         Shares     Share       the Trust (2)  Yield (3)
_______________________________________                         _________     ______     ________    __________     ______
COMMON STOCKS (100%):
Energy (5%):
CVX       Chevron Corporation                                      5%           82       $106.85     $  8,762         3.03%
Financials (40%):
ALL       The Allstate Corporation                                 5%          267         32.90        8,784         2.67%
AF        Astoria Financial Corporation                            5%          893          9.82        8,769         5.30%
BBT       BB&T Corporation                                         5%          279         31.47        8,780         2.54%
FNB       F.N.B. Corporation                                       5%          716         12.25        8,771         3.92%
FNFG      First Niagara Financial Group, Inc.                      5%          882          9.95        8,776         3.22%
FMER      FirstMerit Corporation                                   5%          512         17.15        8,781         3.73%
MCY       Mercury General Corporation                              5%          201         43.63        8,770         5.59%
PBCT      People's United Financial Inc.                           5%          667         13.16        8,778         4.79%
Health Care (5%):
MRK       Merck & Co., Inc.                                        5%          231         38.01        8,780         4.42%
Industrials (10%):
NOC       Northrop Grumman Corporation                             5%          144         60.89        8,768         3.28%
RSG       Republic Services, Inc.                                  5%          290         30.29        8,784         2.91%
Materials (10%):
CMC       Commercial Metals Company                                5%          602         14.57        8,771         3.29%
OLN       Olin Corporation                                         5%          402         21.83        8,776         3.66%
Utilities (30%):
AEP       American Electric Power Company, Inc.                    5%          229         38.28        8,766         4.91%
AVA       Avista Corporation                                       5%          343         25.57        8,770         4.54%
DTE       DTE Energy Company                                       5%          160         54.86        8,778         4.28%
ETR       Entergy Corporation                                      5%          131         66.93        8,768         4.96%
PPL       PPL Corporation                                          5%          313         28.01        8,767         5.14%
SRE       Sempra Energy                                            5%          148         59.25        8,769         4.05%
                                                                 ____                                ________
               Total Investments                                 100%                                $175,468
                                                                 ====                                ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

              Global Target 15 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                      Percentage                         Cost of
                                                                      of Aggregate  Number    Market     Securities  Current
Ticker Symbol and                                                     Offering      of        Value per  to the      Dividend
Name of Issuer of Securities (1)(4)(5)                                Price         Shares    Share      Trust (2)   Yield (3)
_______________________________                                       ___________   ______    ________   ________    ________
COMMON STOCKS (100.00%):
China (26.67%):
3988 HK       Bank of China Ltd. #                                     6.67%       21,076     $ 0.40     $ 8,361       6.21%
939 HK        China Construction Bank #                                6.67%       10,874       0.77       8,361       4.89%
386 HK        China Petroleum and Chemical Corporation (Sinopec) #     6.67%        7,673       1.09       8,361       4.37%
1398 HK       Industrial and Commercial Bank of China Ltd. #           6.66%       13,166       0.64       8,360       5.08%
Hong Kong (6.67%):
17 HK         New World Development Company Limited #                  6.67%        6,790       1.23       8,361       3.97%
United Kingdom (33.33%):
BA/ LN        BAE Systems Plc #                                        6.66%        1,760       4.75       8,359       7.01%
LAD LN        Ladbrokes Plc #                                          6.66%        3,329       2.51       8,360       5.50%
EMG LN        Man Group Plc #                                          6.67%        4,034       2.07       8,361       8.83%
RSA LN        Royal & Sun Alliance Insurance Group Plc #               6.67%        4,975       1.68       8,361       9.66%
VOD LN        Vodafone Group Plc #                                     6.67%        3,006       2.78       8,361       5.80%
United States (33.33%):
T             AT&T Inc.                                                6.67%          268      31.21       8,364       5.64%
GE            General Electric Company                                 6.66%          419      19.95       8,359       3.41%
KFT           Kraft Foods Inc.                                         6.66%          221      37.81       8,356       3.07%
MRK           Merck & Co., Inc.                                        6.67%          220      38.01       8,362       4.42%
PFE           Pfizer Inc.                                              6.67%          373      22.42       8,363       3.93%
                                                                     _______                            ________
                      Total Investments                              100.00%                            $125,410
                                                                     =======                            ========

_____________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

            Nasdaq (R) Target 15 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   of Shares   Share       the Trust (2)
___________________________________                                     ______________   _________   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.01%):
DLTR       Dollar Tree, Inc. *                                            1.03%             17       $ 94.45     $  1,606
GRMN       Garmin Ltd. +                                                  1.00%             33         47.34        1,562
MAT        Mattel, Inc.                                                   1.00%             46         34.03        1,565
PCLN       priceline.com Incorporated *                                   5.07%             11        720.04        7,921
ROST       Ross Stores, Inc.                                              1.92%             51         58.75        2,996
SBUX       Starbucks Corporation                                          5.99%            168         55.73        9,363
Consumer Staples (1.00%):
MNST       Monster Beverage Corporation *                                 1.00%             25         62.57        1,564
Health Care (8.24%):
GILD       Gilead Sciences, Inc. *                                        5.11%            167         47.77        7,978
ISRG       Intuitive Surgical, Inc. *                                     3.13%              9        543.68        4,893
Industrials (2.29%):
FAST       Fastenal Company                                               2.29%             66         54.26        3,581
Information Technology (72.46%):
AAPL       Apple Inc. *                                                  24.98%             64        609.86       39,031
INTC       Intel Corporation                                             19.76%          1,096         28.16       30,863
KLAC       KLA-Tencor Corporation                                         1.01%             29         54.10        1,569
MSFT       Microsoft Corporation                                         24.98%          1,215         32.12       39,026
STX        Seagate Technology +                                           1.73%            100         27.09        2,709
                                                                        _______                                  ________
                Total Investments                                       100.00%                                  $156,227
                                                                        =======                                  ========

___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

      NYSE (R) International Target 25 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


    At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                          Percentage
                                                                          of Aggregate    Number    Market      Cost of
Ticker Symbol and                                                         Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)(5) +                                  Price           Shares    Share       the Trust (2)
____________________________________                                      ___________     ______    ________    __________
COMMON STOCKS (100%):
Brazil (4%):
PBR         Petroleo Brasileiro S.A. (ADR)                                    4%           268      $ 26.41      $ 7,078
Canada (12%):
ECA         EnCana Corp.                                                      4%           358        19.78        7,081
TLM         Talisman Energy Inc.                                              4%           571        12.41        7,086
TCK         Teck Resources Limited (Class B)                                  4%           204        34.80        7,099
China (4%):
SNP         China Petroleum and Chemical Corporation (Sinopec)
            (ADR)                                                             4%            65       109.10        7,092
France (8%):
FTE         France Telecom S.A. (ADR)                                         4%           479        14.79        7,084
TOT         Total S.A. (ADR)                                                  4%           140        50.52        7,073
Hong Kong (4%):
CHU         China Unicom Ltd. (ADR)                                           4%           424        16.71        7,085
Italy (8%):
E           Eni SpA (ADR)                                                     4%           152        46.56        7,077
TI          Telecom Italia SpA (ADR)                                          4%           590        12.01        7,086
Japan (20%):
HIT         Hitachi, Ltd. (ADR)                                               4%           111        63.92        7,095
MTU         Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)                 4%         1,403         5.05        7,085
NTT         Nippon Telegraph and Telephone Corporation (ADR)                  4%           315        22.46        7,075
DCM         NTT DoCoMo, Inc. (ADR)                                            4%           426        16.62        7,080
SMFG        Sumitomo Mitsui Financial Group, Inc. (ADR)                       4%         1,056         6.71        7,086
Luxembourg (4%):
MT          ArcelorMittal (ADR)                                               4%           372        19.05        7,087
The Netherlands (8%):
ING         ING Groep N.V. (ADR) *                                            4%           839         8.44        7,081
VIP         VimpelCom Ltd. (ADR)                                              4%           629        11.26        7,083
South Korea (4%):
PKX         POSCO (ADR)                                                       4%            85        83.25        7,076
Spain (8%):
BBVA        Banco Bilbao Vizcaya Argentaria, S.A. (ADR)                       4%           902         7.85        7,081
STD         Banco Santander Central Hispano S.A. (ADR)                        4%           933         7.59        7,082
Switzerland (4%):
CS          Credit Suisse Group (ADR)                                         4%           249        28.41        7,074
United Kingdom (12%):
BCS         Barclays Plc (ADR)                                                4%           469        15.12        7,091
BP          BP Plc (ADR)                                                      4%           160        44.35        7,096
RDS/A       Royal Dutch Shell Plc (ADR)                                       4%           101        70.18        7,088
                                                                            ____                                ________
             Total Investments                                              100%                                $177,101
                                                                            ====                                ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

                S&P Target 24 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.60%):
AZO       AutoZone, Inc. *                                             4.41%            21        $ 374.34      $ 7,861
DLTR      Dollar Tree, Inc. *                                          3.29%            62           94.45        5,856
MHP       The McGraw-Hill Companies, Inc.                              3.90%           146           47.58        6,947
Consumer Staples (12.19%):
BF/B      Brown-Forman Corporation                                     0.42%             9           82.77          745
CL        Colgate-Palmolive Company                                    2.77%            51           96.69        4,931
PM        Philip Morris International Inc.                             9.00%           185           86.65       16,030
Energy (11.65%):
HP        Helmerich & Payne, Inc.                                      0.59%            20           52.40        1,048
MPC       Marathon Petroleum Corporation                               1.55%            64           43.24        2,767
SLB       Schlumberger Limited +                                       9.51%           245           69.14       16,939
Financials (15.91%):
DFS       Discover Financial Services                                  7.60%           411           32.95       13,542
PGR       The Progressive Corporation                                  6.14%           475           23.02       10,935
TMK       Torchmark Corporation                                        2.17%            78           49.64        3,872
Health Care (11.88%):
AMGN      Amgen Inc.                                                   6.53%           173           67.32       11,646
CELG      Celgene Corporation *                                        4.22%            97           77.52        7,519
FRX       Forest Laboratories, Inc. *                                  1.13%            58           34.63        2,009
Industrials (10.92%):
MMM       3M Company                                                   8.92%           179           88.77       15,890
CTAS      Cintas Corporation                                           0.74%            34           39.03        1,327
COL       Rockwell Collins, Inc.                                       1.26%            39           57.58        2,246
Information Technology (22.20%):
INTC      Intel Corporation                                            7.17%           454           28.16       12,785
IBM       International Business Machines Corporation                 12.39%           106          208.27       22,077
MA        MasterCard, Inc.                                             2.64%            11          428.22        4,710
Materials (3.65%):
BLL       Ball Corporation                                             0.93%            39           42.75        1,667
CF        CF Industries Holdings, Inc.                                 1.71%            17          179.50        3,052
FMC       FMC Corporation                                              1.01%            17          105.41        1,792
                                                                     _______                                   ________
               Total Investments                                     100.00%                                   $178,193
                                                                     =======                                   ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (14.44%):
AM        American Greetings Corporation                                2.22%            243      $ 15.52     $  3,771
BYD       Boyd Gaming Corporation *                                     1.11%            235         8.03        1,887
COCO      Corinthian Colleges, Inc. *                                   1.11%            444         4.25        1,887
HVT       Haverty Furniture Companies, Inc.                             1.11%            165        11.41        1,883
LYV       Live Nation Entertainment Inc. *                              1.11%            201         9.38        1,885
ODP       Office Depot, Inc. *                                          2.22%          1,034         3.65        3,774
OMX       OfficeMax Inc. *                                              1.11%            322         5.87        1,890
PERY      Perry Ellis International, Inc. *                             1.12%            101        18.75        1,894
RT        Ruby Tuesday, Inc. *                                          1.11%            207         9.10        1,884
SUP       Superior Industries International, Inc.                       1.11%             97        19.44        1,886
VOXX      VOXX International Corp. *                                    1.11%            138        13.69        1,889
Energy (12.22%):
CRK       Comstock Resources, Inc. *                                    1.11%            117        16.11        1,885
HLX       Helix Energy Solutions Group Inc. *                           2.22%            211        17.88        3,773
HFC       HollyFrontier Corporation                                     2.22%            118        32.02        3,778
PTEN      Patterson-UTI Energy, Inc.                                    2.22%            221        17.09        3,777
PDC       Pioneer Drilling Company *                                    1.11%            216         8.74        1,888
KWK       Quicksilver Resources Inc. *                                  2.22%            720         5.24        3,773
SFY       Swift Energy Company *                                        1.12%             66        28.73        1,896
Financials (27.76%):
ASBC      Associated Banc-Corp                                          2.22%            269        14.05        3,779
CATY      Cathay General Bancorp                                        2.22%            210        17.95        3,769
HAFC      Hanmi Financial Corporation *                                 1.11%            186        10.14        1,886
HMN       Horace Mann Educators Corporation                             1.11%            106        17.85        1,892
HPT       Hospitality Properties Trust (6)                              2.23%            143        26.47        3,785
IBOC      International Bancshares Corporation                          2.22%            176        21.47        3,779
JEF       Jefferies Group, Inc.                                         2.22%            202        18.65        3,767
KRG       Kite Realty Group Trust (6)                                   1.11%            356         5.30        1,887
PNFP      Pinnacle Financial Partners, Inc. *                           1.11%            102        18.44        1,881
PLFE      Presidential Life Corporation                                 1.11%            161        11.70        1,884
PL        Protective Life Corporation                                   2.22%            128        29.49        3,775
SLG       SL Green Realty Corp. (6)                                     2.22%             49        76.95        3,771
STC       Stewart Information Services Corporation                      1.11%            137        13.79        1,889
SNV       Synovus Financial Corp.                                       2.22%          1,824         2.07        3,776
WBS       Webster Financial Corporation                                 2.22%            166        22.73        3,773
WTFC      Wintrust Financial Corporation                                1.11%             53        35.68        1,891

                       Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series
                                 FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
Health Care (3.33%):
CYH      Community Health Systems Inc. *                                2.22%           169       $  22.28    $  3,765
GB       Greatbatch Inc. *                                              1.11%            77          24.44       1,882
Industrials (11.10%):
ABFS     Arkansas Best Corporation                                      1.11%            99          19.06       1,887
CRDN     Ceradyne, Inc.                                                 1.11%            58          32.40       1,879
BGC      General Cable Corporation *                                    2.22%           130          29.02       3,773
ROCK     Gibraltar Industries Inc. *                                    1.11%           121          15.61       1,889
KELYA    Kelly Services, Inc.                                           1.11%           122          15.42       1,881
SYKE     Sykes Enterprises, Incorporated *                              1.11%           117          16.15       1,890
TEX      Terex Corporation *                                            2.22%           166          22.69       3,767
VVI      Viad Corp.                                                     1.11%            97          19.39       1,881
Information Technology (20.02%):
AOL      AOL, Inc. *                                                    2.23%           196          19.29       3,781
ARW      Arrow Electronics, Inc. *                                      2.23%            90          42.07       3,786
AVT      Avnet Inc. *                                                   2.22%           104          36.32       3,777
CVG      Convergys Corporation *                                        2.22%           281          13.43       3,774
CLGX     CoreLogic, Inc. *                                              2.22%           231          16.34       3,775
FCS      Fairchild Semiconductor International, Inc. *                  2.22%           257          14.69       3,775
MWW      Monster Worldwide Inc. *                                       2.22%           388           9.74       3,779
OPLK     Oplink Communications, Inc. *                                  1.12%           111          17.07       1,895
SNX      SYNNEX Corporation *                                           1.12%            50          37.97       1,898
VSH      Vishay Intertechnology, Inc. *                                 2.22%           311          12.14       3,776
Materials (6.67%):
CAS      A. M. Castle & Co. *                                           1.11%           148          12.76       1,888
ZEUS     Olympic Steel, Inc.                                            1.11%            80          23.51       1,881
RS       Reliance Steel & Aluminum Co.                                  2.23%            67          56.42       3,780
STLD     Steel Dynamics, Inc.                                           2.22%           259          14.55       3,768
Telecommunication Services (2.23%):
TDS      Telephone and Data Systems, Inc.                               2.23%           163          23.22       3,785
Utilities (2.23%):
PNM      PNM Resources Inc.                                             2.23%           204          18.53       3,780
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $169,876
                                                                      =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

                Target 50/50 Portfolio, 2nd Quarter 2012 Series
                                 FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       _________      ______     _______     _________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.11%):
AAP          Advance Auto Parts, Inc.                                       0.09%          5        $  87.98    $    440
ABG          Asbury Automotive Group Inc. *                                 0.18%         34           27.20         925
ASNA         Ascena Retail Group Inc. *                                     0.09%         10           44.28         443
AZO          AutoZone, Inc. *                                               0.37%          5          374.34       1,872
BJRI         BJ's Restaurants Inc. *                                        0.29%         30           49.32       1,480
BPI          Bridgepoint Education, Inc. *                                  0.28%         57           24.78       1,412
CSTR         Coinstar, Inc. *                                               0.09%          7           63.08         442
DDS          Dillard's, Inc. (Class A)                                      0.09%          7           62.98         441
DISH         DISH Network Corp.                                             0.08%         13           32.56         423
DLTR         Dollar Tree, Inc. *                                            0.37%         20           94.45       1,889
FINL         The Finish Line, Inc. (Class A)                                0.27%         54           25.34       1,368
GRMN         Garmin Ltd. +                                                  0.08%          9           47.34         426
GPI          Group 1 Automotive, Inc.                                       0.27%         24           56.62       1,359
HD           The Home Depot, Inc.                                           1.66%        169           49.91       8,435
M            Macy's, Inc.                                                   0.94%        119           39.93       4,752
MAT          Mattel, Inc.                                                   0.09%         13           34.03         442
MCD          McDonald's Corporation                                         1.68%         87           97.64       8,495
MHP          The McGraw-Hill Companies, Inc.                                0.33%         35           47.58       1,665
MNRO         Monro Muffler Brake, Inc.                                      0.28%         34           41.97       1,427
PEET         Peet's Coffee & Tea Inc. *                                     0.22%         15           73.45       1,102
PCLN         priceline.com Incorporated *                                   0.43%          3          720.04       2,160
RRGB         Red Robin Gourmet Burgers Inc. *                               0.12%         16           37.67         603
ROST         Ross Stores, Inc.                                              0.16%         14           58.75         822
SCHL         Scholastic Corporation                                         0.22%         32           35.29       1,129
SHFL         Shuffle Master, Inc. *                                         0.20%         60           17.19       1,031
SBGI         Sinclair Broadcast Group, Inc.                                 0.08%         38           11.28         429
SAH          Sonic Automotive, Inc.                                         0.25%         67           18.36       1,230
SBUX         Starbucks Corporation                                          0.51%         46           55.73       2,564
TTM          Tata Motors Limited (ADR) +                                    0.80%        153           26.37       4,035
VSI          Vitamin Shoppe, Inc. *                                         0.28%         32           44.00       1,408
ZAGG         ZAGG Inc. *                                                    0.07%         32           10.83         347
ZUMZ         Zumiez Inc. *                                                  0.24%         34           36.35       1,236
Consumer Staples (1.47%):
BF/B         Brown-Forman Corporation                                       0.03%          2           82.77         166
CALM         Cal-Maine Foods, Inc.                                          0.18%         24           39.04         937
CL           Colgate-Palmolive Company                                      0.23%         12           96.69       1,160
MNST         Monster Beverage Corporation *                                 0.09%          7           62.57         438
PM           Philip Morris International Inc.                               0.75%         44           86.65       3,813
PBH          Prestige Brands Holdings Inc. *                                0.19%         54           17.73         957

                       Schedule of Investments (cont'd.)

                Target 50/50 Portfolio, 2nd Quarter 2012 Series
                                 FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Energy (6.49%):
CVX          Chevron Corporation                                            2.51%           119     $106.85     $ 12,715
ENI IM       Eni SpA #                                                      0.42%            91       23.18        2,110
XOM          Exxon Mobil Corporation                                        1.66%            98       86.08        8,436
HP           Helmerich & Payne, Inc.                                        0.05%             5       52.40          262
MPC          Marathon Petroleum Corporation                                 0.13%            15       43.24          649
OIS          Oil States International, Inc. *                               0.09%             6       78.02          468
REP SM       Repsol YPF, S.A. #                                             0.42%            85       24.96        2,122
SLB          Schlumberger Limited +                                         0.79%            58       69.14        4,010
FP FP        Total S.A. #                                                   0.42%            42       50.29        2,112
Financials (22.26%):
ALL          The Allstate Corporation                                       2.50%           385       32.90       12,666
AF           Astoria Financial Corporation                                  2.50%         1,290        9.82       12,668
SAN SM       Banco Santander S.A. #                                         0.42%           280        7.55        2,113
OZRK         Bank of the Ozarks, Inc.                                       0.23%            38       31.17        1,184
BBT          BB&T Corporation                                               2.50%           403       31.47       12,682
DFS          Discover Financial Services                                    0.64%            98       32.95        3,229
FNB          F.N.B. Corporation                                             2.50%         1,034       12.25       12,666
FNFG         First Niagara Financial Group, Inc.                            2.50%         1,273        9.95       12,666
FMER         FirstMerit Corporation                                         2.50%           739       17.15       12,674
MCY          Mercury General Corporation                                    2.50%           290       43.63       12,653
PBCT         People's United Financial Inc.                                 2.50%           963       13.16       12,673
PGR          The Progressive Corporation                                    0.51%           113       23.02        2,601
TCBI         Texas Capital Bancshares, Inc. *                               0.28%            41       35.10        1,439
TMK          Torchmark Corporation                                          0.18%            18       49.64          894
Health Care (8.79%):
AIRM         Air Methods Corporation *                                      0.24%            14       88.50        1,239
AMGN         Amgen Inc.                                                     0.54%            41       67.32        2,760
AZN LN       AstraZeneca Plc #                                              0.42%            48       44.30        2,126
CELG         Celgene Corporation *                                          0.35%            23       77.52        1,783
FRX          Forest Laboratories, Inc. *                                    0.10%            14       34.63          485
GILD         Gilead Sciences, Inc. *                                        0.42%            45       47.77        2,150
GSK LN       GlaxoSmithKline Plc #                                          0.42%            95       22.32        2,121
HITK         Hi-Tech Pharmacal Co., Inc. *                                  0.10%            14       36.38          509
ISRG         Intuitive Surgical, Inc. *                                     0.21%             2      543.68        1,087
MRK          Merck & Co., Inc.                                              4.16%           555       38.01       21,095
PFE          Pfizer Inc.                                                    1.67%           377       22.42        8,452
SPPI         Spectrum Pharmaceuticals, Inc. *                               0.16%            65       12.71          826

                       Schedule of Investments (cont'd.)

                Target 50/50 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       _________      ______     _______     _________
Industrials (6.52%):
MMM          3M Company                                                    0.74%           42       $ 88.77     $  3,728
CASC         Cascade Corporation                                           0.09%            8         55.37          443
CTAS         Cintas Corporation                                            0.06%            8         39.03          312
FAST         Fastenal Company                                              0.19%           18         54.26          977
NOC          Northrop Grumman Corporation                                  2.50%          208         60.89       12,665
ODFL         Old Dominion Freight Line, Inc. *                             0.08%            9         47.76          430
ASGN         On Assignment, Inc. *                                         0.09%           25         17.52          438
RSG          Republic Services, Inc.                                       2.50%          418         30.29       12,661
COL          Rockwell Collins, Inc.                                        0.10%            9         57.58          518
TKR          The Timken Company                                            0.09%            9         51.10          460
URI          United Rentals, Inc. *                                        0.08%           10         42.82          428
Information Technology (13.58%):
AAPL         Apple Inc. *                                                  4.10%           34        609.86       20,736
CATM         Cardtronics Inc. *                                            0.24%           47         26.34        1,238
CRUS         Cirrus Logic, Inc. *                                          0.08%           18         23.78          428
TRAK         DealerTrack Holdings, Inc. *                                  0.27%           46         30.30        1,394
FARO         FARO Technologies, Inc. *                                     0.21%           18         58.36        1,050
NSIT         Insight Enterprises, Inc. *                                   0.29%           67         22.44        1,503
INTC         Intel Corporation                                             2.25%          405         28.16       11,404
IBM          International Business Machines Corporation                   1.03%           25        208.27        5,207
JBL          Jabil Circuit, Inc.                                           0.08%           17         25.17          428
KLAC         KLA-Tencor Corporation                                        0.08%            8         54.10          433
LPSN         LivePerson Inc. *                                             0.19%           59         16.75          988
MANH         Manhattan Associates, Inc. *                                  0.21%           22         48.17        1,060
MA           MasterCard, Inc.                                              0.25%            3        428.22        1,285
MSFT         Microsoft Corporation                                         2.08%          328         32.12       10,535
MPWR         Monolithic Power Systems *                                    0.14%           37         19.56          724
MTSC         MTS Systems Corporation                                       0.08%            8         52.84          423
OSIS         OSI Systems, Inc. *                                           0.26%           21         61.83        1,298
STX          Seagate Technology +                                          0.83%          156         27.09        4,226
SREV         ServiceSource International, Inc. *                           0.24%           79         15.50        1,224
SYNA         Synaptics Incorporated *                                      0.25%           35         36.12        1,264
TYL          Tyler Technologies, Inc. *                                    0.24%           32         38.67        1,237
VLTR         Volterra Semiconductor Corp. *                                0.18%           27         33.92          916

                       Schedule of Investments (cont'd.)

                Target 50/50 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                           Percentage
                                                                           of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                          Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                        Price          Shares     Share       the Trust (2)
_______________________________                                            _________      ______     _______     _________
Materials (6.93%):
BLL           Ball Corporation                                               0.08%          9        $ 42.75     $    385
BKI           Buckeye Technologies Inc.                                      0.29%         43          34.20        1,471
CF            CF Industries Holdings, Inc.                                   0.81%         23         179.50        4,128
CMC           Commercial Metals Company                                      2.50%        869          14.57       12,661
FTK           Flotek Industries, Inc. *                                      0.13%         55          11.92          656
FMC           FMC Corporation                                                0.08%          4         105.41          422
MYE           Myers Industries, Inc.                                         0.08%         29          14.64          425
NP            Neenah Paper, Inc.                                             0.09%         15          30.05          451
OLN           Olin Corporation                                               2.50%        580          21.83       12,661
SWM           Schweitzer-Mauduit International, Inc.                         0.23%         17          69.86        1,188
TPCG          TPC Group Inc. *                                               0.14%         17          41.15          700
Telecommunication Services (4.91%):
EGHT          8x8, Inc. *                                                    0.06%         74           4.08          302
BT            BT Group PLC (ADR) +                                           1.58%        223          35.81        7,986
CBB           Cincinnati Bell Inc. *                                         0.17%        215           4.05          871
CCOI          Cogent Communications Group Inc. *                             0.19%         50          19.08          954
DTE GY        Deutsche Telekom AG #                                          0.42%        177          11.93        2,112
FTE FP        France Telecom S.A. #                                          0.42%        144          14.68        2,113
SCMN VX       Swisscom AG #                                                  0.39%          5         397.73        1,989
TEF SM        Telefonica S.A. #                                              0.42%        131          16.19        2,121
TLSN SS       TeliaSonera AB #                                               0.42%        308           6.86        2,114
VIV FP        Vivendi S.A. #                                                 0.42%        117          18.12        2,120
VOD LN        Vodafone Group Plc #                                           0.42%        759           2.78        2,111
Utilities (17.94%):
AEP           American Electric Power Company, Inc.                          2.50%        331          38.28       12,671
AVA           Avista Corporation                                             2.50%        496          25.57       12,683
DTE           DTE Energy Company                                             2.50%        231          54.86       12,673
EDF FP        Electricite de France (EDF) #                                  0.42%         93          22.76        2,116
ENEL IM       Enel SpA #                                                     0.42%        587           3.60        2,113
ETR           Entergy Corporation                                            2.50%        189          66.93       12,650
FUM1V FH      Fortum Oyj #                                                   0.42%         91          23.34        2,124
GSZ FP        GDF Suez #                                                     0.42%         83          25.47        2,114
NG/ LN        National Grid Plc #                                            0.42%        212           9.98        2,116
PPL           PPL Corporation                                                2.50%        452          28.01       12,660
RWE GY        RWE AG #                                                       0.42%         45          47.39        2,132
SSE LN        Scottish & Southern Energy Plc #                               0.42%        100          21.08        2,108
SRE           Sempra Energy                                                  2.50%        214          59.25       12,679
                                                                           _______                               ________
                   Total Investments                                       100.00%                               $506,869
                                                                           =======                               ========

______________________

See "Notes to Schedules of Investments" on page 52.

Page 32                            Schedule of Investments

         Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
COMMON STOCKS (100.00%):
Consumer Discretionary (9.99%):
AM          American Greetings Corporation                              2.50%          283        $ 15.52     $  4,392
GCI         Gannett Co., Inc.                                           2.50%          290          15.14        4,391
RSH         RadioShack Corporation                                      2.50%          697           6.31        4,398
TWX         Time Warner Inc.                                            2.49%          118          37.14        4,383
Consumer Staples (10.01%):
ADM         Archer-Daniels-Midland Company                              2.51%          141          31.26        4,408
CAG         ConAgra Foods, Inc.                                         2.49%          167          26.27        4,387
TAP         Molson Coors Brewing Company                                2.51%           98          44.99        4,409
UVV         Universal Corporation                                       2.50%           94          46.83        4,402
Energy (9.99%):
ACI         Arch Coal, Inc.                                             2.50%          403          10.90        4,393
CVX         Chevron Corporation                                         2.49%           41         106.85        4,381
COP         ConocoPhillips                                              2.50%           58          75.80        4,396
TRP         TransCanada Corporation +                                   2.50%          102          43.13        4,399
Financials (10.00%):
COLB        Columbia Banking System, Inc.                               2.50%          191          22.99        4,391
FFBC        First Financial Bancorp.                                    2.50%          254          17.31        4,397
PRE         PartnerRe Ltd. +                                            2.50%           65          67.63        4,396
TWGP        Tower Group, Inc.                                           2.50%          196          22.48        4,406
Health Care (10.02%):
AET         Aetna Inc.                                                  2.51%           89          49.56        4,411
JNJ         Johnson & Johnson                                           2.50%           67          65.54        4,391
MRK         Merck & Co., Inc.                                           2.51%          116          38.01        4,409
OMI         Owens & Minor, Inc.                                         2.50%          145          30.32        4,397
Industrials (9.99%):
AYR         Aircastle Ltd. +                                            2.50%          351          12.51        4,391
LLL         L-3 Communications Holdings, Inc.                           2.50%           62          70.86        4,393
NOC         Northrop Grumman Corporation                                2.49%           72          60.89        4,384
TAL         TAL International Group, Inc.                               2.50%          121          36.34        4,397

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                      Percentage
                                                                      of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                     Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares     Share       the Trust (2)
___________________________________                                   ___________     ______     ________    __________
Information Technology (10.00%):
AVX         AVX Corporation                                             2.50%         332        $ 13.25     $  4,399
CA          CA Inc.                                                     2.50%         159          27.67        4,400
GLW         Corning Incorporated                                        2.50%         313          14.03        4,391
HPQ         Hewlett-Packard Company                                     2.50%         187          23.51        4,396
Materials (10.00%):
CLF         Cliffs Natural Resources Inc.                               2.49%          62          70.70        4,383
IP          International Paper Company                                 2.50%         125          35.16        4,395
NEM         Newmont Mining Corporation                                  2.51%          86          51.34        4,415
SEE         Sealed Air Corporation                                      2.50%         226          19.46        4,398
Telecommunication Services (10.01%):
T           AT&T Inc.                                                   2.50%         141          31.21        4,401
BCE         BCE Inc. +                                                  2.51%         110          40.11        4,412
CTL         CenturyLink, Inc.                                           2.50%         114          38.64        4,405
TDS         Telephone and Data Systems, Inc.                            2.50%         189          23.22        4,389
Utilities (9.99%):
AEP         American Electric Power Company, Inc.                       2.50%         115          38.28        4,402
ETR         Entergy Corporation                                         2.51%          66          66.93        4,417
PEG         Public Service Enterprise Group Incorporated                2.49%         145          30.25        4,386
SRE         Sempra Energy                                               2.49%          74          59.25        4,385
                                                                      ________                               ________
                 Total Investments                                    100.00%                                $175,876
                                                                      ========                               ========

______________________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

       Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (4.17%):
AM              American Greetings Corporation                            0.62%          103       $ 15.52     $  1,599
GCI             Gannett Co., Inc.                                         0.63%          106         15.14        1,605
LAD LN          Ladbrokes Plc #                                           1.67%        1,700          2.51        4,269
RSH             RadioShack Corporation                                    0.63%          254          6.31        1,603
TWX             Time Warner Inc.                                          0.62%           43         37.14        1,597
Consumer Staples (4.17%):
ADM             Archer-Daniels-Midland Company                            0.62%           51         31.26        1,594
CAG             ConAgra Foods, Inc.                                       0.63%           61         26.27        1,602
KFT             Kraft Foods Inc.                                          1.67%          113         37.81        4,273
TAP             Molson Coors Brewing Company                              0.63%           36         44.99        1,620
UVV             Universal Corporation                                     0.62%           34         46.83        1,592
Energy (9.17%):
ACI             Arch Coal, Inc.                                           0.62%          147         10.90        1,602
CVX             Chevron Corporation                                       1.88%           45        106.85        4,809
386 HK          China Petroleum and Chemical Corporation
                (Sinopec) #                                               1.67%        3,918          1.09        4,269
COP             ConocoPhillips                                            0.62%           21         75.80        1,592
ENI IM          Eni SpA #                                                 1.25%          138         23.18        3,199
REP SM          Repsol YPF, S.A. #                                        1.25%          128         24.96        3,195
FP FP           Total S.A. #                                              1.26%           64         50.29        3,218
TRP             TransCanada Corporation +                                 0.62%           37         43.13        1,596
Financials (23.76%):
ALL             The Allstate Corporation                                  1.25%           97         32.90        3,191
AF              Astoria Financial Corporation                             1.25%          326          9.82        3,201
SAN SM          Banco Santander S.A. #                                    1.25%          424          7.55        3,200
3988 HK         Bank of China Ltd. #                                      1.67%       10,762          0.40        4,269
BBT             BB&T Corporation                                          1.25%          102         31.47        3,210
939 HK          China Construction Bank #                                 1.67%        5,553          0.77        4,270
COLB            Columbia Banking System, Inc.                             0.63%           70         22.99        1,609
FNB             F.N.B. Corporation                                        1.25%          261         12.25        3,197
FFBC            First Financial Bancorp.                                  0.62%           92         17.31        1,593
FNFG            First Niagara Financial Group, Inc.                       1.25%          322          9.95        3,204
FMER            FirstMerit Corporation                                    1.25%          187         17.15        3,207
1398 HK         Industrial and Commercial Bank of China Ltd. #            1.67%        6,724          0.64        4,270
EMG LN          Man Group Plc #                                           1.67%        2,060          2.07        4,270
MCY             Mercury General Corporation                               1.24%           73         43.63        3,185
17 HK           New World Development Company Limited #                   1.67%        3,468          1.23        4,270
PRE             PartnerRe Ltd. +                                          0.63%           24         67.63        1,623

                       Schedule of Investments (cont'd.)

       Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Financials (cont'd.):
PBCT            People's United Financial Inc.                            1.25%          243       $ 13.16     $  3,198
RSA LN          Royal & Sun Alliance Insurance Group Plc #                1.67%        2,541          1.68        4,270
TWGP            Tower Group, Inc.                                         0.62%           71         22.48        1,596
Health Care (9.54%):
AET             Aetna Inc.                                                0.62%           32         49.56        1,586
AZN LN          AstraZeneca Plc #                                         1.24%           72         44.30        3,190
GSK LN          GlaxoSmithKline Plc #                                     1.25%          143         22.32        3,192
JNJ             Johnson & Johnson                                         0.61%           24         65.54        1,573
MRK             Merck & Co., Inc.                                         3.53%          238         38.01        9,046
OMI             Owens & Minor, Inc.                                       0.63%           53         30.32        1,607
PFE             Pfizer Inc.                                               1.66%          190         22.42        4,260
Industrials (8.35%):
AYR             Aircastle Ltd. +                                          0.62%          128         12.51        1,601
BA/ LN          BAE Systems Plc #                                         1.67%          899          4.75        4,270
GE              General Electric Company                                  1.67%          214         19.95        4,269
LLL             L-3 Communications Holdings, Inc.                         0.64%           23         70.86        1,630
NOC             Northrop Grumman Corporation                              1.88%           79         60.89        4,810
RSG             Republic Services, Inc.                                   1.25%          106         30.29        3,211
TAL             TAL International Group, Inc.                             0.62%           44         36.34        1,599
Information Technology (2.50%):
AVX             AVX Corporation                                           0.63%          121         13.25        1,603
CA              CA Inc.                                                   0.63%           58         27.67        1,605
GLW             Corning Incorporated                                      0.62%          114         14.03        1,599
HPQ             Hewlett-Packard Company                                   0.62%           68         23.51        1,599
Materials (5.00%):
CLF             Cliffs Natural Resources Inc.                             0.63%           23         70.70        1,626
CMC             Commercial Metals Company                                 1.25%          220         14.57        3,205
IP              International Paper Company                               0.63%           46         35.16        1,617
NEM             Newmont Mining Corporation                                0.62%           31         51.34        1,592
OLN             Olin Corporation                                          1.25%          147         21.83        3,209
SEE             Sealed Air Corporation                                    0.62%           82         19.46        1,596
Telecommunication Services (14.57%):
T               AT&T Inc.                                                 2.29%          188         31.21        5,868
BCE             BCE Inc. +                                                0.63%           40         40.11        1,604
CTL             CenturyLink, Inc.                                         0.62%           41         38.64        1,584
DTE GY          Deutsche Telekom AG #                                     1.25%          268         11.93        3,198
FTE FP          France Telecom S.A. #                                     1.25%          218         14.68        3,199
SCMN VX         Swisscom AG #                                             1.24%            8        397.73        3,182

                       Schedule of Investments (cont'd.)

       Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Telecommunication Services (cont'd.):
TEF SM          Telefonica S.A. #                                         1.25%          198       $ 16.19     $  3,206
TDS             Telephone and Data Systems, Inc.                          0.62%           69         23.22        1,602
TLSN SS         TeliaSonera AB #                                          1.25%          467          6.86        3,206
VIV FP          Vivendi S.A. #                                            1.25%          177         18.12        3,207
VOD LN          Vodafone Group Plc #                                      2.92%        2,686          2.78        7,470
Utilities (18.77%):
AEP             American Electric Power Company, Inc.                     1.89%          126         38.28        4,824
AVA             Avista Corporation                                        1.25%          125         25.57        3,196
DTE             DTE Energy Company                                        1.24%           58         54.86        3,182
EDF FP          Electricite de France (EDF) #                             1.25%          141         22.76        3,209
ENEL IM         Enel SpA #                                                1.25%          890          3.60        3,204
ETR             Entergy Corporation                                       1.88%           72         66.93        4,819
FUM1V FH        Fortum Oyj #                                              1.25%          137         23.34        3,198
GSZ FP          GDF Suez #                                                1.25%          126         25.47        3,209
NG/ LN          National Grid Plc #                                       1.25%          321          9.98        3,204
PPL             PPL Corporation                                           1.25%          114         28.01        3,193
PEG             Public Service Enterprise Group Incorporated              0.63%           53         30.25        1,603
RWE GY          RWE AG #                                                  1.26%           68         47.39        3,222
SSE LN          Scottish & Southern Energy Plc #                          1.25%          152         21.08        3,204
SRE             Sempra Energy                                             1.87%           81         59.25        4,799
                                                                        _______                                ________
                     Total Investments                                  100.00%                                $256,154
                                                                        =======                                ========

______________________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

             Target Double Play Portfolio, 2nd Quarter 2012 Series
                                    FT 3398



                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012




                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
_______________________________                                         _________         ______     _______     _________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.93%):
AAP      Advance Auto Parts, Inc.                                        0.51%              8        $ 87.98      $   704
ASNA     Ascena Retail Group Inc. *                                      0.52%             16          44.28          708
CSTR     Coinstar, Inc. *                                                0.51%             11          63.08          694
DDS      Dillard's, Inc. (Class A)                                       0.51%             11          62.98          693
DISH     DISH Network Corp.                                              0.52%             22          32.56          716
M        Macy's, Inc.                                                    5.60%            192          39.93        7,667
SBGI     Sinclair Broadcast Group, Inc.                                  0.50%             61          11.28          688
SAH      Sonic Automotive, Inc.                                          0.51%             38          18.36          698
TTM      Tata Motors Limited (ADR) +                                     4.75%            247          26.37        6,513
Energy (3.01%):
CVX      Chevron Corporation                                             2.50%             32         106.85        3,419
OIS      Oil States International, Inc. *                                0.51%              9          78.02          702
Financials (19.95%):
ALL      The Allstate Corporation                                        2.50%            104          32.90        3,422
AF       Astoria Financial Corporation                                   2.49%            348           9.82        3,417
BBT      BB&T Corporation                                                2.50%            109          31.47        3,430
FNB      F.N.B. Corporation                                              2.50%            279          12.25        3,418
FNFG     First Niagara Financial Group, Inc.                             2.49%            343           9.95        3,413
FMER     FirstMerit Corporation                                          2.49%            199          17.15        3,413
MCY      Mercury General Corporation                                     2.48%             78          43.63        3,403
PBCT     People's United Financial Inc.                                  2.50%            260          13.16        3,422
Health Care (2.50%):
MRK      Merck & Co., Inc.                                               2.50%             90          38.01        3,421
Industrials (7.57%):
CASC     Cascade Corporation                                             0.53%             13          55.37          720
NOC      Northrop Grumman Corporation                                    2.49%             56          60.89        3,410
ODFL     Old Dominion Freight Line, Inc. *                               0.52%             15          47.76          716
ASGN     On Assignment, Inc. *                                           0.51%             40          17.52          701
RSG      Republic Services, Inc.                                         2.50%            113          30.29        3,423
TKR      The Timken Company                                              0.52%             14          51.10          715
URI      United Rentals, Inc. *                                          0.50%             16          42.82          685


                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
_______________________________                                         _________         ______     _______     _________
Information Technology (18.60%):
AAPL     Apple Inc. *                                                   12.46%              28       $ 609.86     $ 17,076
CRUS     Cirrus Logic, Inc. *                                            0.50%              29          23.78          690
NSIT     Insight Enterprises, Inc. *                                     0.51%              31          22.44          696
JBL      Jabil Circuit, Inc.                                             0.52%              28          25.17          705
MTSC     MTS Systems Corporation                                         0.50%              13          52.84          687
STX      Seagate Technology +                                            4.11%             208          27.09        5,635
Materials (10.05%):
CF       CF Industries Holdings, Inc.                                    4.06%              31         179.50        5,565
CMC      Commercial Metals Company                                       2.49%             234          14.57        3,409
MYE      Myers Industries, Inc.                                          0.50%              47          14.64          688
NP       Neenah Paper, Inc.                                              0.50%              23          30.05          691
OLN      Olin Corporation                                                2.50%             157          21.83        3,427
Telecommunication Services (9.43%):
BT       BT Group PLC (ADR) +                                            9.43%             361          35.81       12,927
Utilities (14.96%):
AEP      American Electric Power Company, Inc.                           2.49%              89          38.28        3,407
AVA      Avista Corporation                                              2.50%             134          25.57        3,426
DTE      DTE Energy Company                                              2.48%              62          54.86        3,401
ETR      Entergy Corporation                                             2.49%              51          66.93        3,413
PPL      PPL Corporation                                                 2.49%             122          28.01        3,417
SRE      Sempra Energy                                                   2.51%              58          59.25        3,437
                                                                       _______                                    ________
              Total Investments                                        100.00%                                    $137,028
                                                                       =======                                    ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

              Target Focus Five Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
_______________________________                                          ____________     ______    _________   ____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.18%):
AAP           Advance Auto Parts, Inc.                                    0.25%              8      $ 87.98      $   704
AM            American Greetings Corporation                              0.53%             98        15.52        1,521
ASNA          Ascena Retail Group Inc. *                                  0.25%             16        44.28          708
BYD           Boyd Gaming Corporation *                                   0.27%             95         8.03          763
CSTR          Coinstar, Inc. *                                            0.24%             11        63.08          694
CON GY        Continental AG #*                                           0.99%             31        91.23        2,828
COCO          Corinthian Colleges, Inc. *                                 0.27%            179         4.25          761
DAI GY        Daimler AG #                                                0.99%             48        58.84        2,824
DDS           Dillard's, Inc. (Class A)                                   0.24%             11        62.98          693
DISH          DISH Network Corp.                                          0.25%             22        32.56          716
HVT           Haverty Furniture Companies, Inc.                           0.27%             67        11.41          764
LYV           Live Nation Entertainment Inc. *                            0.27%             81         9.38          760
M             Macy's, Inc.                                                2.69%            192        39.93        7,667
ODP           Office Depot, Inc. *                                        0.53%            417         3.65        1,522
OMX           OfficeMax Inc. *                                            0.27%            130         5.87          763
PERY          Perry Ellis International, Inc. *                           0.27%             41        18.75          769
RT            Ruby Tuesday, Inc. *                                        0.27%             84         9.10          764
SBGI          Sinclair Broadcast Group, Inc.                              0.24%             61        11.28          688
SAH           Sonic Automotive, Inc.                                      0.24%             38        18.36          698
SUP           Superior Industries International, Inc.                     0.27%             39        19.44          758
TTM           Tata Motors Limited (ADR) +                                 2.28%            247        26.37        6,513
VOW3 GY       Volkswagen AG (Preference Shares) #                         1.03%             17       172.34        2,930
VOXX          VOXX International Corp. *                                  0.27%             56        13.69          767
Energy (10.93%):
BP/ LN        BP Plc #                                                    1.00%            390         7.32        2,853
BP            BP Plc (ADR) +                                              0.33%             21        44.35          931
CVX           Chevron Corporation                                         1.20%             32       106.85        3,419
SNP           China Petroleum and Chemical Corporation (Sinopec)
               (ADR) +                                                    0.31%              8       109.10          873
CRK           Comstock Resources, Inc. *                                  0.26%             47        16.11          757
ECA           EnCana Corp. +                                              0.32%             46        19.78          910
ENI IM        Eni SpA #                                                   1.00%            123        23.18        2,851
E             Eni SpA (ADR) +                                             0.33%             20        46.56          931
HLX           Helix Energy Solutions Group Inc. *                         0.53%             85        17.88        1,520
HFC           HollyFrontier Corporation                                   0.53%             47        32.02        1,505
OIS           Oil States International, Inc. *                            0.25%              9        78.02          702
PTEN          Patterson-UTI Energy, Inc.                                  0.53%             89        17.09        1,521
PBR           Petroleo Brasileiro S.A. (ADR) +                            0.32%             35        26.41          924
PDC           Pioneer Drilling Company *                                  0.27%             87         8.74          760
KWK           Quicksilver Resources Inc. *                                0.53%            290         5.24        1,520


                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
_______________________________                                          ____________     ______    _________   ____________
Energy (cont'd.):
RDS/A         Royal Dutch Shell Plc (ADR) +                               0.32%             13      $ 70.18      $   912
STL NO        StatoilHydro ASA #                                          1.00%            107        26.59        2,845
SFY           Swift Energy Company *                                      0.26%             26        28.73          747
TLM           Talisman Energy Inc. +                                      0.32%             74        12.41          918
FP FP         Total S.A. #                                                1.00%             57        50.29        2,866
TOT           Total S.A. (ADR) +                                          0.32%             18        50.52          909
Financials (21.50%):
ALL           The Allstate Corporation                                    1.20%            104        32.90        3,422
ASBC          Associated Banc-Corp                                        0.53%            108        14.05        1,517
AF            Astoria Financial Corporation                               1.20%            349         9.82        3,427
BBVA          Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +               0.32%            116         7.85          911
STD           Banco Santander Central Hispano S.A. (ADR) +                0.32%            120         7.59          911
BCS           Barclays Plc (ADR) +                                        0.32%             60        15.12          907
BBT           BB&T Corporation                                            1.20%            109        31.47        3,430
CATY          Cathay General Bancorp                                      0.53%             85        17.95        1,526
1 HK          Cheung Kong (Holdings) Limited #                            1.00%            214        13.32        2,850
CS            Credit Suisse Group (ADR) +                                 0.32%             32        28.41          909
FNB           F.N.B. Corporation                                          1.20%            279        12.25        3,418
FNFG          First Niagara Financial Group, Inc.                         1.20%            344         9.95        3,423
FMER          FirstMerit Corporation                                      1.20%            200        17.15        3,430
101 HK        Hang Lung Properties Limited #                              1.00%            782         3.65        2,850
HAFC          Hanmi Financial Corporation *                               0.27%             75        10.14          761
HMN           Horace Mann Educators Corporation                           0.27%             43        17.85          768
HPT           Hospitality Properties Trust (6)                            0.53%             57        26.47        1,509
ING           ING Groep N.V. (ADR) +*                                     0.32%            108         8.44          912
IBOC          International Bancshares Corporation                        0.53%             71        21.47        1,524
JEF           Jefferies Group, Inc.                                       0.54%             82        18.65        1,529
KRG           Kite Realty Group Trust (6)                                 0.27%            143         5.30          758
MCY           Mercury General Corporation                                 1.19%             78        43.63        3,403
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +         0.32%            181         5.05          914
PBCT          People's United Financial Inc.                              1.20%            260        13.16        3,422
PNFP          Pinnacle Financial Partners, Inc. *                         0.26%             41        18.44          756
PLFE          Presidential Life Corporation                               0.27%             65        11.70          761
PL            Protective Life Corporation                                 0.54%             52        29.49        1,533
SLG           SL Green Realty Corp. (6)                                   0.54%             20        76.95        1,539
STC           Stewart Information Services Corporation                    0.27%             55        13.79          758
SMFG          Sumitomo Mitsui Financial Group, Inc. (ADR) +               0.32%            136         6.71          913


                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
_______________________________                                          ____________     ______    _________   ____________
Financials (cont'd.):
SNV           Synovus Financial Corp.                                     0.53%            735      $  2.07      $ 1,521
WBS           Webster Financial Corporation                               0.53%             67        22.73        1,523
4 HK          Wharf Holdings Ltd #                                        1.00%            510         5.60        2,854
WTFC          Wintrust Financial Corporation                              0.26%             21        35.68          749
Health Care (2.99%):
CYH           Community Health Systems Inc. *                             0.53%             68        22.28        1,515
GB            Greatbatch Inc. *                                           0.27%             31        24.44          758
MRK           Merck & Co., Inc.                                           1.20%             90        38.01        3,421
SAN FP        Sanofi #                                                    0.99%             37        76.49        2,830
Industrials (10.28%):
ABFS          Arkansas Best Corporation                                   0.27%             40        19.06          762
CASC          Cascade Corporation                                         0.25%             13        55.37          720
CRDN          Ceradyne, Inc.                                              0.26%             23        32.40          745
BGC           General Cable Corporation *                                 0.53%             52        29.02        1,509
ROCK          Gibraltar Industries Inc. *                                 0.27%             49        15.61          765
13 HK         Hutchison Whampoa Limited #                                 1.00%            280        10.18        2,851
8001 JP       Itochu Corporation #                                        1.00%            258        11.05        2,852
KELYA         Kelly Services, Inc.                                        0.26%             49        15.42          756
8031 JP       MITSUI & CO., LTD. #                                        1.00%            174        16.43        2,859
NOC           Northrop Grumman Corporation                                1.19%             56        60.89        3,410
ODFL          Old Dominion Freight Line, Inc. *                           0.25%             15        47.76          716
ASGN          On Assignment, Inc. *                                       0.25%             40        17.52          701
RSG           Republic Services, Inc.                                     1.20%            113        30.29        3,423
8053 JP       Sumitomo Corporation #                                      1.00%            195        14.60        2,846
SYKE          Sykes Enterprises, Incorporated *                           0.27%             47        16.15          759
TEX           Terex Corporation *                                         0.53%             67        22.69        1,520
TKR           The Timken Company                                          0.25%             14        51.10          715
URI           United Rentals, Inc. *                                      0.24%             16        42.82          685
VVI           Viad Corp.                                                  0.26%             39        19.39          756
Information Technology (16.02%):
AOL           AOL, Inc. *                                                 0.53%             79        19.29        1,524
AAPL          Apple Inc. *                                                5.98%             28       609.86       17,076
ARW           Arrow Electronics, Inc. *                                   0.53%             36        42.07        1,515
ASML NA       ASML Holding N.V. #                                         0.99%             58        48.92        2,837
AVT           Avnet Inc. *                                                0.53%             42        36.32        1,525
CRUS          Cirrus Logic, Inc. *                                        0.24%             29        23.78          690
CVG           Convergys Corporation *                                     0.53%            113        13.43        1,518
CLGX          CoreLogic, Inc. *                                           0.53%             93        16.34        1,520
FCS           Fairchild Semiconductor International, Inc. *               0.54%            104        14.69        1,528


                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 2nd Quarter 2012 Series
                                    FT 3398



                       At the Opening of Business on the
                     Initial Date of Deposit-March 30, 2012




                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
_______________________________                                          ____________     ______    _________   ____________
Information Technology (cont'd.):
6501 JP       Hitachi, Ltd. #                                             1.00%            444      $  6.42      $ 2,850
HIT           Hitachi, Ltd. (ADR) +                                       0.31%             14        63.92          895
NSIT          Insight Enterprises, Inc. *                                 0.24%             31        22.44          696
JBL           Jabil Circuit, Inc.                                         0.25%             28        25.17          705
MWW           Monster Worldwide Inc. *                                    0.53%            156         9.74        1,519
MTSC          MTS Systems Corporation                                     0.24%             13        52.84          687
OPLK          Oplink Communications, Inc. *                               0.27%             45        17.07          768
STX           Seagate Technology +                                        1.98%            209        27.09        5,662
SNX           SYNNEX Corporation *                                        0.27%             20        37.97          759
VSH           Vishay Intertechnology, Inc. *                              0.53%            125        12.14        1,518
Materials (9.39%):
CAS           A. M. Castle & Co. *                                        0.27%             60        12.76          766
MT            ArcelorMittal (ADR) +                                       0.32%             48        19.05          914
BAS GY        BASF SE #                                                   1.00%             33        86.35        2,850
CF            CF Industries Holdings, Inc.                                1.95%             31       179.50        5,565
CMC           Commercial Metals Company                                   1.20%            235        14.57        3,424
FRES LN       Fresnillo Plc #                                             1.00%            112        25.49        2,855
MYE           Myers Industries, Inc.                                      0.24%             47        14.64          688
NP            Neenah Paper, Inc.                                          0.24%             23        30.05          691
OLN           Olin Corporation                                            1.20%            157        21.83        3,427
ZEUS          Olympic Steel, Inc.                                         0.26%             32        23.51          752
PKX           POSCO (ADR) +                                               0.32%             11        83.25          916
RS            Reliance Steel & Aluminum Co.                               0.53%             27        56.42        1,523
STLD          Steel Dynamics, Inc.                                        0.54%            105        14.55        1,528
TCK           Teck Resources Limited (Class B) +                          0.32%             26        34.80          905
Telecommunication Services (8.00%):
BT/A LN       BT Group Plc #                                              1.00%            800         3.56        2,850
BT            BT Group PLC (ADR) +                                        4.54%            362        35.81       12,963
CHU           China Unicom Ltd. (ADR) +                                   0.32%             55        16.71          919
FTE           France Telecom S.A. (ADR) +                                 0.32%             62        14.79          917
NTT           Nippon Telegraph and Telephone Corporation (ADR) +          0.32%             41        22.46          921
DCM           NTT DoCoMo, Inc. (ADR) +                                    0.32%             55        16.62          914
TI            Telecom Italia SpA (ADR) +                                  0.32%             76        12.01          913
TDS           Telephone and Data Systems, Inc.                            0.54%             66        23.22        1,533
VIP           VimpelCom Ltd. (ADR) +                                      0.32%             81        11.26          912
Utilities (7.71%):
AEP           American Electric Power Company, Inc.                       1.19%             89        38.28        3,407
AVA           Avista Corporation                                          1.20%            134        25.57        3,426
DTE           DTE Energy Company                                          1.19%             62        54.86        3,401
ETR           Entergy Corporation                                         1.20%             51        66.93        3,413
PNM           PNM Resources Inc.                                          0.53%             82        18.53        1,519
PPL           PPL Corporation                                             1.20%            122        28.01        3,417
SRE           Sempra Energy                                               1.20%             58        59.25        3,437
                                                                        _______                                 ________
                   Total Investments                                    100.00%                                 $285,419
                                                                        =======                                 ========

___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

    Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series
                                 FT 3398


At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                         Percentage
                                                                         of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                        Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share       the Trust (2)
____________________________________                                     ___________     ______      ________    __________
COMMON STOCKS (100.00%):
Consumer Discretionary (9.98%):
BKE         The Buckle, Inc.                                              1.98%            62        $ 48.54      $ 3,009
GCI         Gannett Co., Inc.                                             2.00%           200          15.14        3,028
HRB         H&R Block, Inc.                                               2.00%           182          16.70        3,039
ENL         Reed Elsevier NV (ADR) +                                      2.00%           120          25.26        3,031
STRA        Strayer Education, Inc.                                       2.00%            32          94.85        3,035
Consumer Staples (6.00%):
MO          Altria Group, Inc.                                            2.00%            99          30.59        3,028
LO          Lorillard, Inc.                                               1.99%            23         131.33        3,021
UVV         Universal Corporation                                         2.01%            65          46.83        3,044
Energy (10.01%):
BP          BP Plc (ADR) +                                                1.99%            68          44.35        3,016
SNP         China Petroleum and Chemical Corporation (Sinopec) (ADR) +    2.01%            28         109.10        3,055
DO          Diamond Offshore Drilling, Inc.                               2.01%            46          66.29        3,049
EC          Ecopetrol S.A. (ADR) +                                        2.00%            50          60.54        3,027
STO         StatoilHydro ASA (ADR) +                                      2.00%           114          26.66        3,039
Financials (24.00%):
AGNC        American Capital Agency Corp. (6)                             1.01%            52          29.33        1,525
BDN         Brandywine Realty Trust (6)                                   1.00%           133          11.39        1,515
CMO         Capstead Mortgage Corporation (6)                             1.00%           116          13.07        1,516
CBL         CBL & Associates Properties, Inc. (6)                         1.00%            80          18.98        1,518
CIM         Chimera Investment Corporation (6)                            1.00%           534           2.84        1,517
CYS         CYS Investments Inc. (6)                                      1.00%           117          12.99        1,520
EGP         EastGroup Properties, Inc. (6)                                0.99%            30          49.89        1,497
EPR         Entertainment Properties Trust (6)                            1.01%            33          46.21        1,525
FII         Federated Investors, Inc. (Class B)                           2.00%           134          22.63        3,032
GOV         Government Properties Income Trust (6)                        1.00%            63          24.03        1,514
HTS         Hatteras Financial Corp. (6)                                  1.00%            54          28.03        1,514
HPT         Hospitality Properties Trust (6)                              1.00%            57          26.47        1,509
IVR         Invesco Mortgage Capital Inc. (6)                             1.00%            86          17.57        1,511
LRY         Liberty Property Trust (6)                                    0.99%            43          35.04        1,507
MFA         MFA Financial, Inc. (6)                                       1.00%           201           7.55        1,518
NHI         National Health Investors, Inc. (6)                           0.99%            31          48.26        1,496
OHI         OMEGA Healthcare Investors, Inc. (6)                          1.00%            72          21.09        1,518
O           Realty Income Corporation (6)                                 1.00%            39          38.69        1,509
RLI         RLI Corp.                                                     2.00%            42          72.29        3,036


                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


    At the Opening of Business on the Initial Date of Deposit-March 30, 2012




                                                                       Percentage
                                                                       of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                      Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares      Share       the Trust (2)
____________________________________                                   ___________     ______      ________    __________
Financials (cont'd.):
SNH         Senior Housing Properties Trust (6)                        1.01%            69         $ 22.11      $ 1,526
STWD        Starwood Property Trust Inc. (6)                           1.00%            73           20.84        1,521
TWO         Two Harbors Investment Corp. (6)                           1.00%           149           10.14        1,511
Health Care (8.02%):
AZN         AstraZeneca Plc (ADR) +                                    2.00%            68           44.50        3,026
LLY         Eli Lilly and Company                                      2.00%            76           39.96        3,037
MRK         Merck & Co., Inc.                                          2.01%            80           38.01        3,041
RHHBY       Roche Holding AG (ADR) +                                   2.01%            70           43.54        3,048
Industrials (10.01%):
DLX         Deluxe Corporation                                         2.01%           129           23.57        3,040
LMT         Lockheed Martin Corporation                                2.01%            34           89.63        3,047
PBI         Pitney Bowes Inc.                                          2.00%           171           17.77        3,039
TAL         TAL International Group, Inc.                              1.99%            83           36.34        3,016
TGH         Textainer Group Holdings Limited +                         2.00%            90           33.78        3,040
Information Technology (6.00%):
GA          Giant Interactive Group, Inc. (ADR) +                      2.00%           611            4.96        3,031
STM         STMicroelectronics N.V. +                                  2.00%           373            8.13        3,032
UMC         United Microelectronics Corporation (ADR) +                2.00%         1,203            2.52        3,032
Materials (4.00%):
BAK         Braskem S.A. (ADR) +                                       2.00%           190           15.96        3,032
VALE        Vale S.A. (ADR) +                                          2.00%           132           23.02        3,039
Telecommunication Services (8.00%):
MBT         Mobile TeleSystems (ADR) +                                 2.00%           167           18.13        3,028
SKM         SK Telecom Co., Ltd. (ADR) +                               2.00%           217           13.99        3,036
TEO         Telecom Argentina S.A. (ADR) +                             2.00%           172           17.60        3,027
VIV         Telefonica Brasil, S.A. (ADR) +                            2.00%            99           30.68        3,037
Utilities (13.98%):
CNP         CenterPoint Energy, Inc.                                   2.00%           157           19.35        3,038
CIG         Companhia Energetica de Minas Gerais-CEMIG (ADR) +         2.00%           127           23.88        3,033
ELP         Companhia Paranaense de Energia-Copel (ADR) +              2.00%           133           22.84        3,038
DTE         DTE Energy Company                                         1.99%            55           54.86        3,017
JE          Just Energy Group Inc. +                                   2.00%           221           13.70        3,028
NWE         NorthWestern Corporation                                   2.00%            86           35.34        3,039
SRE         Sempra Energy                                              1.99%            51           59.25        3,022
                                                                     _______                                   ________
                 Total Investments                                   100.00%                                   $151,619
                                                                     =======                                   ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

                Target Growth Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                       Percentage      Number      Market        Cost of
Ticker Symbol and                                                      of Aggregate    of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price  Shares      Share         the Trust (2)
___________________________________                                    ______________  ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.01%):
COH       Coach, Inc.                                                    3.35%           56        $ 77.26       $  4,327
F         Ford Motor Company                                             3.33%          344          12.50          4,300
LULU      Lululemon Athletica Inc. +*                                    3.34%           59          73.15          4,316
MGM       MGM Resorts International *                                    3.33%          311          13.85          4,307
PCLN      priceline.com Incorporated *                                   3.34%            6         720.04          4,320
ROST      Ross Stores, Inc.                                              3.32%           73          58.75          4,289
Consumer Staples (13.34%):
EL        The Estee Lauder Companies Inc.                                3.32%           69          62.23          4,294
HLF       Herbalife Ltd. +                                               3.33%           62          69.27          4,295
MNST      Monster Beverage Corporation *                                 3.34%           69          62.57          4,317
PM        Philip Morris International Inc.                               3.35%           50          86.65          4,332
Energy (13.31%):
CLR       Continental Resources, Inc. *                                  3.33%           51          84.34          4,301
CLB       Core Laboratories N.V. +                                       3.31%           33         129.42          4,271
MPC       Marathon Petroleum Corporation                                 3.35%          100          43.24          4,324
WLL       Whiting Petroleum Corporation *                                3.32%           79          54.25          4,286
Financials (3.34%):
DFS       Discover Financial Services                                    3.34%          131          32.95          4,316
Health Care (6.66%):
A         Agilent Technologies, Inc.                                     3.34%           97          44.46          4,313
ALXN      Alexion Pharmaceuticals, Inc. *                                3.32%           47          91.26          4,289
Industrials (16.69%):
CAT       Caterpillar Inc.                                               3.37%           41         106.02          4,347
CMI       Cummins Inc.                                                   3.34%           36         119.66          4,308
FAST      Fastenal Company                                               3.32%           79          54.26          4,287
JBHT      J.B. Hunt Transport Services, Inc.                             3.32%           78          54.92          4,284
ROK       Rockwell Automation, Inc.                                      3.34%           54          79.83          4,311
Information Technology (9.97%):
ADS       Alliance Data Systems Corporation *                            3.32%           34         125.94          4,282
AAPL      Apple Inc. *                                                   3.31%            7         609.86          4,269
FFIV      F5 Networks, Inc. *                                            3.34%           32         134.86          4,316
Materials (16.68%):
AGU       Agrium Inc. +                                                  3.33%           50          86.05          4,302
CE        Celanese Corporation                                           3.33%           94          45.75          4,300
CF        CF Industries Holdings, Inc.                                   3.34%           24         179.50          4,308
EMN       Eastman Chemical Company                                       3.33%           84          51.22          4,302
FMC       FMC Corporation                                                3.35%           41         105.41          4,322
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $129,135
                                                                       =======                                   ========

___________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

              Target Small-Cap Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                       Percentage      Number      Market        Cost of
Ticker Symbol and                                                      of Aggregate    of          Value per     Securities to
Name of Issuer of Securities (1)                                       Offering Price  Shares      Share         the Trust (2)
_________________________________                                      ____________    ______      ________      ____________
COMMON STOCKS (100.00%):
Consumer Discretionary (36.88%):
ABG       Asbury Automotive Group Inc. *                                 2.19%          128        $  27.20      $  3,482
BJRI      BJ's Restaurants Inc. *                                        3.50%          113           49.32         5,573
BPI       Bridgepoint Education, Inc. *                                  3.35%          215           24.78         5,328
FINL      The Finish Line, Inc. (Class A)                                3.26%          205           25.34         5,195
GPI       Group 1 Automotive, Inc.                                       3.24%           91           56.62         5,152
MNRO      Monro Muffler Brake, Inc.                                      3.32%          126           41.97         5,288
PEET      Peet's Coffee & Tea Inc. *                                     2.58%           56           73.45         4,113
RRGB      Red Robin Gourmet Burgers Inc. *                               1.40%           59           37.67         2,223
SCHL      Scholastic Corporation                                         2.70%          122           35.29         4,305
SHFL      Shuffle Master, Inc. *                                         2.43%          225           17.19         3,868
SAH       Sonic Automotive, Inc.                                         1.88%          163           18.36         2,993
VSI       Vitamin Shoppe, Inc. *                                         3.29%          119           44.00         5,236
ZAGG      ZAGG Inc. *                                                    0.82%          120           10.83         1,300
ZUMZ      Zumiez Inc. *                                                  2.92%          128           36.35         4,653
Consumer Staples (4.49%):
CALM      Cal-Maine Foods, Inc.                                          2.23%           91           39.04         3,553
PBH       Prestige Brands Holdings Inc. *                                2.26%          203           17.73         3,599
Financials (6.13%):
OZRK      Bank of the Ozarks, Inc.                                       2.76%          141           31.17         4,395
TCBI      Texas Capital Bancshares, Inc. *                               3.37%          153           35.10         5,370
Health Care (6.02%):
AIRM      Air Methods Corporation *                                      2.84%           51           88.50         4,513
HITK      Hi-Tech Pharmacal Co., Inc. *                                  1.23%           54           36.38         1,965
SPPI      Spectrum Pharmaceuticals, Inc. *                               1.95%          244           12.71         3,101
Information Technology (31.88%):
CATM      Cardtronics Inc. *                                             2.95%          178           26.34         4,688
TRAK      DealerTrack Holdings, Inc. *                                   3.27%          172           30.30         5,212
FARO      FARO Technologies, Inc. *                                      2.49%           68           58.36         3,968
NSIT      Insight Enterprises, Inc. *                                    2.54%          180           22.44         4,039
LPSN      LivePerson Inc. *                                              2.35%          223           16.75         3,735
MANH      Manhattan Associates, Inc. *                                   2.51%           83           48.17         3,998
MPWR      Monolithic Power Systems *                                     1.70%          138           19.56         2,699
OSIS      OSI Systems, Inc. *                                            3.11%           80           61.83         4,946
SREV      ServiceSource International, Inc. *                            2.90%          298           15.50         4,619
SYNA      Synaptics Incorporated *                                       2.95%          130           36.12         4,696
TYL       Tyler Technologies, Inc. *                                     2.94%          121           38.67         4,679
VLTR      Volterra Semiconductor Corp. *                                 2.17%          102           33.92         3,460
Materials (9.55%):
BKI       Buckeye Technologies Inc.                                      3.52%          164           34.20         5,609
FTK       Flotek Industries, Inc. *                                      1.54%          206           11.92         2,455
SWM       Schweitzer-Mauduit International, Inc.                         2.81%           64           69.86         4,471
TPCG      TPC Group Inc. *                                               1.68%           65           41.15         2,675
Telecommunication Services (5.05%):
EGHT      8x8, Inc. *                                                    0.71%          277            4.08         1,130
CBB       Cincinnati Bell Inc. *                                         2.06%          811            4.05         3,285
CCOI      Cogent Communications Group Inc. *                             2.28%          190           19.08         3,625
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $159,194
                                                                       =======                                   ========

___________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

    Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series
                                 FT 3398


At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
_______________________________                                          ____________     ______    _________   ___________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.21%):
AAP         Advance Auto Parts, Inc.                                       0.10%             5      $ 87.98     $    440
ASNA        Ascena Retail Group Inc. *                                     0.11%            10        44.28          443
AZO         AutoZone, Inc. *                                               2.16%            24       374.34        8,984
CSTR        Coinstar, Inc. *                                               0.11%             7        63.08          442
DDS         Dillard's, Inc. (Class A)                                      0.11%             7        62.98          441
DISH        DISH Network Corp.                                             0.10%            13        32.56          423
DLTR        Dollar Tree, Inc. *                                            1.63%            72        94.45        6,800
HD          The Home Depot, Inc.                                           3.00%           250        49.91       12,478
LAD LN      Ladbrokes Plc #                                                0.67%         1,103         2.51        2,770
M           Macy's, Inc.                                                   1.11%           116        39.93        4,632
MCD         McDonald's Corporation                                         3.00%           128        97.64       12,498
MHP         The McGraw-Hill Companies, Inc.                                1.96%           171        47.58        8,136
SBGI        Sinclair Broadcast Group, Inc.                                 0.10%            37        11.28          417
SAH         Sonic Automotive, Inc.                                         0.10%            23        18.36          422
TTM         Tata Motors Limited (ADR) +                                    0.95%           150        26.37        3,956
Consumer Staples (6.73%):
BF/B        Brown-Forman Corporation                                       0.22%            11        82.77          910
CL          Colgate-Palmolive Company                                      1.37%            59        96.69        5,705
KFT         Kraft Foods Inc.                                               0.66%            73        37.81        2,760
PM          Philip Morris International Inc.                               4.48%           215        86.65       18,630
Energy (9.60%):
386 HK      China Petroleum and Chemical Corporation (Sinopec) #           0.67%         2,543         1.09        2,771
XOM         Exxon Mobil Corporation                                        3.00%           145        86.08       12,482
HP          Helmerich & Payne, Inc.                                        0.29%            23        52.40        1,205
MPC         Marathon Petroleum Corporation                                 0.78%            75        43.24        3,243
OIS         Oil States International, Inc. *                               0.11%             6        78.02          468
SLB         Schlumberger Limited +                                         4.75%           286        69.14       19,774
Financials (17.98%):
3988 HK     Bank of China Ltd. #                                           0.67%         6,986         0.40        2,771
939 HK      China Construction Bank #                                      0.67%         3,604         0.77        2,771
DFS         Discover Financial Services                                    3.80%           480        32.95       15,816
1398 HK     Industrial and Commercial Bank of China Ltd. #                 0.67%         4,364         0.64        2,771
JPM         JPMorgan Chase & Co.                                           3.00%           273        45.67       12,468
EMG LN      Man Group Plc #                                                0.67%         1,337         2.07        2,771
17 HK       New World Development Company Limited #                        0.67%         2,250         1.23        2,770
PGR         The Progressive Corporation                                    3.07%           554        23.02       12,753
RSA LN      Royal & Sun Alliance Insurance Group Plc #                     0.67%         1,649         1.68        2,771
TMK         Torchmark Corporation                                          1.09%            91        49.64        4,517
TRV         The Travelers Companies, Inc.                                  3.00%           213        58.65       12,492

                       Schedule of Investments (cont'd.)

       Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                          Percentage       Number    Market      Cost of
Ticker Symbol and                                                         of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares    per Share   the Trust (2)
___________________________________                                       ______________   ______    _________   ____________
Health Care (13.29%):
AMGN        Amgen Inc.                                                      3.27%           202      $ 67.32     $ 13,599
CELG        Celgene Corporation *                                           2.11%           113        77.52        8,760
FRX         Forest Laboratories, Inc. *                                     0.57%            68        34.63        2,355
MRK         Merck & Co., Inc.                                               3.67%           401        38.01       15,242
PFE         Pfizer Inc.                                                     3.67%           680        22.42       15,246
Industrials (7.30%):
MMM         3M Company                                                      4.46%           209        88.77       18,553
BA/ LN      BAE Systems Plc #                                               0.66%           583         4.75        2,769
CASC        Cascade Corporation                                             0.11%             8        55.37          443
CTAS        Cintas Corporation                                              0.37%            40        39.03        1,561
GE          General Electric Company                                        0.67%           139        19.95        2,773
ODFL        Old Dominion Freight Line, Inc. *                               0.10%             9        47.76          430
ASGN        On Assignment, Inc. *                                           0.10%            24        17.52          420
COL         Rockwell Collins, Inc.                                          0.62%            45        57.58        2,591
TKR         The Timken Company                                              0.11%             9        51.10          460
URI         United Rentals, Inc. *                                          0.10%            10        42.82          428
Information Technology (23.85%):
AAPL        Apple Inc. *                                                    2.49%            17       609.86       10,368
CRUS        Cirrus Logic, Inc. *                                            0.10%            18        23.78          428
HPQ         Hewlett-Packard Company                                         2.99%           530        23.51       12,460
NSIT        Insight Enterprises, Inc. *                                     0.10%            19        22.44          426
INTC        Intel Corporation                                               6.59%           973        28.16       27,400
IBM         International Business Machines Corporation                     9.21%           184       208.27       38,321
JBL         Jabil Circuit, Inc.                                             0.10%            17        25.17          428
MA          MasterCard, Inc.                                                1.34%            13       428.22        5,567
MTSC        MTS Systems Corporation                                         0.10%             8        52.84          423
STX         Seagate Technology +                                            0.83%           127        27.09        3,440
Materials (2.81%):
BLL         Ball Corporation                                                0.46%            45        42.75        1,924
CF          CF Industries Holdings, Inc.                                    1.64%            38       179.50        6,822
FMC         FMC Corporation                                                 0.51%            20       105.41        2,108
MYE         Myers Industries, Inc.                                          0.10%            29        14.64          425
NP          Neenah Paper, Inc.                                              0.10%            14        30.05          421
Telecommunication Services (3.23%):
T           AT&T Inc.                                                       0.67%            89        31.21        2,778
BT          BT Group PLC (ADR) +                                            1.89%           220        35.81        7,878
VOD LN      Vodafone Group Plc #                                            0.67%           996         2.78        2,770
                                                                          _______                                ________
                 Total Investments                                        100.00%                                $415,918
                                                                          =======                                ========

______________________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

 Value Line(R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series
                                 FT 3398


At the Opening of Business on the Initial Date of Deposit-March 30, 2012



                                                                         Percentage     Number      Market      Cost of
Ticker Symbol and                                                       of Aggregate    of          Value per   Securities to
Name of Issuer of Securities (1)                                        Offering Price  Shares      Share       the Trust (2)
____________________________________                                    ___________     ______      ________    __________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.03%):
BIG      Big Lots, Inc. *                                                 2.51%           84        $ 43.42     $  3,647
EAT      Brinker International, Inc.                                      2.50%          131          27.68        3,626
DAN      Dana Holding Corporation                                         2.50%          232          15.68        3,638
DDS      Dillard's, Inc. (Class A)                                        2.51%           58          62.98        3,653
GME      GameStop Corporation (Class A)                                   2.50%          161          22.59        3,637
IPG      The Interpublic Group of Companies, Inc.                         2.50%          320          11.36        3,635
M        Macy's, Inc.                                                     2.50%           91          39.93        3,634
TRW      TRW Automotive Holdings Corp. *                                  2.51%           81          45.07        3,651
Consumer Staples (12.50%):
CASY     Casey's General Stores, Inc.                                     2.50%           65          55.91        3,634
CPO      Corn Products International, Inc.                                2.50%           64          56.83        3,637
KR       The Kroger Co.                                                   2.50%          150          24.22        3,633
SWY      Safeway Inc.                                                     2.49%          177          20.48        3,625
SFD      Smithfield Foods, Inc. *                                         2.51%          165          22.08        3,643
Energy (9.99%):
CVX      Chevron Corporation                                              2.50%           34         106.85        3,633
COP      ConocoPhillips                                                   2.50%           48          75.80        3,638
XOM      Exxon Mobil Corporation                                          2.49%           42          86.08        3,615
RES      RPC, Inc.                                                        2.50%          324          11.23        3,639
Health Care (9.99%):
AET      Aetna Inc.                                                       2.49%           73          49.56        3,618
CYH      Community Health Systems Inc. *                                  2.50%          163          22.28        3,632
THC      Tenet Healthcare Corporation *                                   2.50%          704           5.16        3,633
UHS      Universal Health Services, Inc. (Class B)                        2.50%           87          41.78        3,635
Industrials (17.51%):
ACM      Aecom Technology Corp. *                                         2.50%          162          22.43        3,634
AGCO     AGCO Corporation *                                               2.51%           78          46.82        3,652
ALK      Alaska Air Group, Inc. *                                         2.49%          100          36.24        3,624
DE       Deere & Company                                                  2.49%           45          80.49        3,622
NOC      Northrop Grumman Corporation                                     2.51%           60          60.89        3,653
R        Ryder System, Inc.                                               2.50%           69          52.72        3,638
URI      United Rentals, Inc. *                                           2.51%           85          42.82        3,640
Information Technology (17.49%):
AMD      Advanced Micro Devices, Inc. *                                   2.50%          448           8.12        3,638
AXE      Anixter International Inc. *                                     2.49%           50          72.27        3,614
HRS      Harris Corporation                                               2.49%           81          44.72        3,622
JBL      Jabil Circuit, Inc.                                              2.49%          144          25.17        3,624
LXK      Lexmark International, Inc.                                      2.51%          109          33.48        3,649
TECD     Tech Data Corporation *                                          2.51%           67          54.45        3,648
XRX      Xerox Corporation                                                2.50%          447           8.13        3,634
Materials (9.99%):
BLL      Ball Corporation                                                 2.50%           85          42.75        3,634
HUN      Huntsman Corporation                                             2.50%          257          14.16        3,639
IP       International Paper Company                                      2.49%          103          35.16        3,621
SLGN     Silgan Holdings Inc.                                             2.50%           82          44.34        3,636
Telecommunication Services (2.50%):
PCS      MetroPCS Communications, Inc. *                                  2.50%          393           9.24        3,631
                                                                        _______                                 ________
              Total Investments                                         100.00%                                 $145,389
                                                                        =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

           Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series
                                    FT 3398


                    At the Opening of Business on the
                 Initial Date of Deposit-March 30, 2012



                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
_______________________________________                                 _________       ______      _________     _________
COMMON STOCKS (100.00%):
Consumer Discretionary (27.74%):
AAP         Advance Auto Parts, Inc.                                      1.03%           16        $ 87.98       $  1,408
ASNA        Ascena Retail Group Inc. *                                    1.00%           31          44.28          1,373
CSTR        Coinstar, Inc. *                                              1.01%           22          63.08          1,388
DDS         Dillard's, Inc. (Class A)                                     1.01%           22          62.98          1,386
DISH        DISH Network Corp.                                            1.02%           43          32.56          1,400
M           Macy's, Inc.                                                 11.16%          383          39.93         15,293
SBGI        Sinclair Broadcast Group, Inc.                                1.00%          122          11.28          1,376
SAH         Sonic Automotive, Inc.                                        1.00%           75          18.36          1,377
TTM         Tata Motors Limited (ADR) +                                   9.51%          494          26.37         13,027
Energy (1.02%):
OIS         Oil States International, Inc. *                              1.02%           18          78.02          1,404
Industrials (5.04%):
CASC        Cascade Corporation                                           1.01%           25          55.37          1,384
ODFL        Old Dominion Freight Line, Inc. *                             1.01%           29          47.76          1,385
ASGN        On Assignment, Inc. *                                         1.01%           79          17.52          1,384
TKR         The Timken Company                                            1.01%           27          51.10          1,380
URI         United Rentals, Inc. *                                        1.00%           32          42.82          1,370
Information Technology (37.20%):
AAPL        Apple Inc. *                                                 24.93%           56         609.86         34,152
CRUS        Cirrus Logic, Inc. *                                          1.01%           58          23.78          1,379
NSIT        Insight Enterprises, Inc. *                                   1.02%           62          22.44          1,391
JBL         Jabil Circuit, Inc.                                           1.01%           55          25.17          1,384
MTSC        MTS Systems Corporation                                       1.00%           26          52.84          1,374
STX         Seagate Technology +                                          8.23%          416          27.09         11,270
Materials (10.13%):
CF          CF Industries Holdings, Inc.                                  8.12%           62         179.50         11,129
MYE         Myers Industries, Inc.                                        1.00%           94          14.64          1,376
NP          Neenah Paper, Inc.                                            1.01%           46          30.05          1,382
Telecommunication Services (18.87%):
BT          BT Group PLC (ADR) +                                         18.87%          722          35.81         25,855
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $137,027
                                                                        =======                                   ========

___________

See "Notes to Schedules of Investments" on page 52.

Page 51


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 30, 2012. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                           Cost of Securities    Profit
                                                                           to Sponsor            (Loss)
                                                                           ___________           ________
The Dow (R) Target 5 Portfolio, 2nd Quarter 2012 Series                    $147,163              $   (639)
The Dow(R) Target Dividend Portfolio, 2nd Quarter 2012 Series               176,749                (1,281)
Global Target 15 Portfolio, 2nd Quarter 2012 Series                         125,805                  (395)
Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2012 Series                      157,113                  (886)
NYSE (R) International Target 25 Portfolio, 2nd Quarter 2012 Series         178,290                (1,189)
S&P Target 24 Portfolio, 2nd Quarter 2012 Series                            179,250                (1,057)
S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series                       171,835                (1,959)
Target 50/50 Portfolio, 2nd Quarter 2012 Series                             510,489                (3,620)
Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series              177,034                (1,158)
Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series           258,070                (1,916)
Target Double Play Portfolio, 2nd Quarter 2012 Series                       137,988                  (960)
Target Focus Five Portfolio, 2nd Quarter 2012 Series                        287,741                (2,322)
Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series           152,619                (1,000)
Target Growth Portfolio, 2nd Quarter 2012 Series                            130,265                (1,130)
Target Small-Cap Portfolio, 2nd Quarter 2012 Series                         160,250                (1,056)
Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series           418,230                (2,312)
Value Line(R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series      146,453                (1,064)
Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series                  137,948                  (921)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:
   Global Target 15 Portfolio, 2nd Quarter 2012 Series, 66.67%
   Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2012 Series, 2.73%
   NYSE(R) International Target 25 Portfolio, 2nd Quarter 2012 Series, 100.00% S&P Target 24 Portfolio, 2nd Quarter 2012 Series, 9.51%
   Target 50/50 Portfolio, 2nd Quarter 2012 Series, 12.45%
   Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series, 10.01% Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series, 44.20% Target Double Play Portfolio, 2nd Quarter 2012 Series, 18.29%
   Target Focus Five Portfolio, 2nd Quarter 2012 Series, 36.79%
   Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series, 40.01% Target Growth Portfolio, 2nd Quarter 2012 Series, 13.31%
   Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series, 15.11% Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series, 36.61%

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(5) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

    Global Target 15 Portfolio, 2nd Quarter 2012 Series:
       Consumer Discretionary, 6.66%; Consumer Staples, 6.66%; Energy, 6.67%; Financials, 40.01%; Health Care, 13.34%; Industrials, 13.32%; Telecommunication Services, 13.34%

    NYSE(R) International Target 25 Portfolio, 2nd Quarter 2012 Series:
       Energy, 32.00%; Financials, 28.00%; Information Technology, 4.00%; Materials, 12.00%; Telecommunication Services, 24.00%

(6) This Security represents the common stock of a Real Estate Investment Trust headquartered or incorporated in the United States ("REIT"). REITs comprise the percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series, 5.56%

Target Focus Five Portfolio, 2nd Quarter 2012 Series, 1.34%

Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series, 20.00%

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange. Amounts may not compute due to rounding.

*  This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3398, consists of 18 separate portfolios set forth below:

- Dow(R) Target 5 2Q '12 - Term 7/9/13
 (The Dow(R) Target 5 Portfolio, 2nd Quarter 2012 Series)
- Dow(R) Target Dvd. 2Q '12 - Term 7/9/13
 (The Dow(R) Target Dividend Portfolio, 2nd Quarter 2012 Series)
- Global Target 15 2Q '12 - Term 7/9/13
 (Global Target 15 Portfolio, 2nd Quarter 2012 Series)
- Nasdaq(R)  Target 15 2Q '12 - Term 7/9/13
 (Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2012 Series)
- NYSE(R) Intl. Target 25 2Q '12 - Term 7/9/13
 (NYSE(R) International Target 25 Portfolio, 2nd Quarter 2012 Series)
- S&P Target 24 2Q '12 - Term 7/9/13
 (S&P Target 24 Portfolio, 2nd Quarter 2012 Series)
- S&P Target SMid 60 2Q '12 - Term 7/9/13
 (S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series)
- Target 50/50 2Q '12 - Term 7/9/13
 (Target 50/50 Portfolio, 2nd Quarter 2012 Series)
- Target Divsd. Dvd. 2Q '12 - Term 7/9/13
 (Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series)
- Target Dvd. Multi-Strat. 2Q '12 - Term 7/9/13
 (Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series)
- Target Dbl. Play 2Q '12 - Term 7/9/13
 (Target Double Play Portfolio, 2nd Quarter 2012 Series)
- Target Focus 5 2Q '12 - Term 7/9/13
 (Target Focus Five Portfolio, 2nd Quarter 2012 Series)
- Target Global Dvd. Leaders 2Q '12 - Term 7/9/13
 (Target Global Dividend Leaders Portfolio, 2nd Quarter 2012 Series)
- Target Growth 2Q '12 - Term 7/9/13
 (Target Growth Portfolio, 2nd Quarter 2012 Series)
- Target Small-Cap 2Q '12 - Term 7/9/13
 (Target Small-Cap Portfolio, 2nd Quarter 2012 Series)
- Target VIP Cons. Eqty. 2Q '12 - Term 7/9/13
 (Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series)
- Value Line(R) Divsd. Target 40 2Q '12 - Term 7/9/13
 (Value Line(R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series)
- Value Line(R) Target 25 2Q '12 - Term 7/9/13
 (Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a

Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                 Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

                         The Dow(R) Target 5 Portfolio

The Dow (R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow
(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow (R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average(sm) ("DJIA(sm)").

The Dow (R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow (R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow (R) Target 5 Portfolio is considered to be a Large-Cap Value Trust.


                      The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

Based on the composition of the portfolio on the Initial Date of Deposit, The Dow (R) Target Dividend Portfolio is considered to be a Large-Cap Value Trust.


                           Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:


Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by their current indicated dividend yield as of the business day prior to the date of this prospectus.


Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Trust.

                       Nasdaq(R) Target 15 Portfolio

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to seek to achieve its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for the Nasdaq(R) Target 15 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of the Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, the Nasdaq(R) Target 15 Portfolio is considered to be a Large-Cap Growth Trust.


                   NYSE (R) International Target 25 Portfolio

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

- Price to book; and

- Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to book ratio is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE (R) International Target 25 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings.

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for the S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Blend Trust.


                          S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The S&P Target SMid 60 Strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each stock on three equally-weighted factors:

- Price to cash flow;

- 12-month change in return on assets; and

- 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the S&P Target SMid 60 Strategy. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.



                  Target 50/50 Portfolio

The composition of the Target 50/50 Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Dow (R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Target VIP Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "The Dow(R) Target Dividend
Portfolio." The Securities which comprise the Target VIP Strategy portion of the Trust were selected as follows:

Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the underlying strategies included in the Target VIP Strategy also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Strategy seeks to outperform the S&P 500 Index. The Target VIP Strategy provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy and the S&P Target 24 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Nasdaq(R) Target 15 Portfolio" and "S&P Target 24 Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target ("DART") 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to seek to achieve the Dow(R) DART 5 Strategy's investment objective. By analyzing dividend yields, the Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, no Trust will invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the NYSE Amex or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The Securities which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line Target 25 Strategy. Stocks of financial companies, as defined by S&P's Global Industry Classification Standard ("GICS"), and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The Securities which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

           Target Diversified Dividend Portfolio

The Target Diversified Dividend Portfolio seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price to book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major GICS market sectors with the highest combined ranking on the three factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Diversified Dividend Portfolio is considered to be a Large-Cap Value Trust.


                    Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% of the portfolio is composed of common stocks which comprise The Dow (R) Target Dividend Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the European Target 20 Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "Target 50/50 Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Dividend Multi-Strategy Portfolio is considered to be a Large-Cap Value Trust.


                          Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio" and "Target 50/50 Portfolio," respectively.

                          Target Focus Five Portfolio

The composition of the Target Focus Five Portfolio on the Initial Date of Deposit is as follows:

- Approximately 24% of the portfolio is composed of common stocks which comprise The Dow(sm) Target Dividend Strategy;

- Approximately 24% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 24% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy;

- Approximately 20% of the portfolio is composed of common stocks which comprise the MSCI EAFE Target 20 Strategy; and

- Approximately 8% of the portfolio is composed of common stocks which comprise the NYSE (R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy, the Value Line(R) Target 25 Strategy and the NYSE (R) International Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio," "Target 50/50 Portfolio" and "NYSE (R) International Target 25 Portfolio," respectively. The Securities which comprise the MSCI EAFE Target 20 Strategy portion of the Trust were chosen by applying the selection criteria set forth below.

MSCI EAFE Target 20 Strategy.

The MSCI EAFE Target 20 Strategy selects 20 common stocks from the MSCI EAFE Index(R). The MSCI EAFE Target 20 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the MSCI EAFE Index(R) as of two business days prior to the date of this prospectus.

Step 2: We then select the 200 largest by market capitalization that meet both of the following three-month average daily trading volume liquidity screens:

- Minimum of $5 million traded.

- Minimum of 100,000 shares traded.

Step 3: The remaining stocks are ranked on four equally-weighted factors:

- Price to cash flow.

- Price to book.

- Return on assets.

- Momentum.

Step 4: We purchase an approximately equally-weighted portfolio of the 20 stocks with the highest combined ranking on the four factors, subject to a maximum of four stocks from any one of the ten major market sectors and a maximum of four stocks from any single country.

                    Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

- Domestic equity - all U.S. stocks.

- International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of ADRs.

- REITs - all U.S. REITs.

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

- Market capitalization greater than $1 billion.

- Three-month average daily trading volume greater than $1 million.

- Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3-, 6- and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

- 40% domestic equity.

- 40% international equity.

- 20% REITs.

                            Target Growth Portfolio

The Target Growth Portfolio invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

- Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital);

- Change in return on assets; and

- Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major GICS market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                           Target Small-Cap Portfolio

The Securities which comprise the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered to be a Small-Cap Growth Trust.


                    Target VIP Conservative Equity Portfolio

The Target VIP Conservative Equity Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. The Target VIP Conservative Equity Strategy seeks to outperform the S&P 500 Index. The Target VIP Conservative Equity Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Target VIP Conservative Equity Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) DART 10 Strategy;

- Approximately 10% of the portfolio is composed of common stocks which comprise the Global Target 15 Strategy;

- Approximately 50% of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Global Target 15 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Global Target 15 Portfolio," "S&P Target 24 Portfolio" and "Target 50/50 Portfolio," respectively. The Securities which comprise The Dow (R) DART 10 Strategy portion of the Trust were selected as follows:

The Dow(R) DART 10 Strategy.

The Dow (R) DART 10 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios as a means to seek to achieve the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow (R) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an approximately equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow (R) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered to be a Large-Cap Blend Trust.


       Value Line(R) Diversified Target 40 Portfolio

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks, 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:

Step 1: We start with the 400 stocks which Value Line(R) as of two business days prior to the date of this prospectus gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies, the stocks of companies with market capitalizations of less than $2 billion, registered investment companies and limited partnerships, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital).

Step 3: We then rank the stocks for their price to sales ratios.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above equally-weighted steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major GICS market sectors. For purposes of selecting stocks and weighting the market sectors, consumer discretionary and consumer staples are considered separate sectors.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.


"Dow Jones Industrial Average(sm) ," "Dow(R) ," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones Industrial Average(sm) ," "Dow(R) ," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are trademarks or service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones, CME or their respective affiliates do not endorse, sell or promote any of the Trusts, in particular The Dow (R) Target 5 Portfolio, The Dow (R) Target Dividend Portfolio, Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones, CME or their respective affiliates make no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones, CME or their respective affiliates have not given us a license to use its indexes.


The Target Focus Five Portfolio is not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Trust, the Securities or the index on which such Trust or Securities are based. Except as noted herein, the publisher has not approved of any of the information in this prospectus.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)," and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc.

and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target 50/50 Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target VIP Conservative Equity Portfolio, Value Line(R) Diversified Target 40 Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The NYSE International Target 25 Portfolio and Target Focus Five Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.


The publishers of the DJIA(sm), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 2000(R) Index, the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, MSCI EAFE Index(R) and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.


                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the Nasdaq (R) Target 15 Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 69.72% and 54.96%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by a Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow (R) Target 5 Portfolio is concentrated in stocks of health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio and the S&P Target SMid 60 Portfolio are concentrated in stocks of financial companies. The Nasdaq (R) Target 15 Portfolio is concentrated in stocks of information technology companies. The NYSE (R) International Target 25 Portfolio is concentrated in stocks of energy and financial companies. The Target Growth Portfolio and the Value Line
(R) Diversified Target 40 Portfolio are concentrated in stocks of consumer product companies. The Target Small-Cap Portfolio and the Value Line (R) Target 25 Portfolio are concentrated in stocks of consumer products and information technology companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Energy. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. On July 21, 2010 the President signed into law the

Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act establishes a Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additionally, the Reform Act would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.


Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation on product development and pricing. For example, drug safety concerns prompted the Food and Drug Administration Amendments Act of 2007 which gives the FDA more resources to perform more comprehensive reviews of new drugs and medical devices and to enhance the ongoing oversight authority of the FDA. President Obama recently signed the Health Care and Education Affordability Reconciliation Act of 2010, which is expected to have significant implications on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure will require most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. It will also regulate private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will take place over the next several years and could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. For example, the Energy Policy Act of 2005 was enacted on August 8, 2005. One of the effects of this Act is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.


REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Five Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Hong Kong and China. Approximately 33.34% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong Special Administrative Region ("Hong Kong") and/or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.


China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.


United Kingdom. Approximately 33.33% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.


Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Securities. All of the Securities in the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets.


The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio is maintained by:
Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; The Bank of Tokyo-Mitsubishi UFJ Ltd., Tokyo, Japan for Japanese Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which have entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.


Emerging Markets. Certain of the Securities in certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

Small Cap Companies. All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in certain other Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard, Inc. or Microsoft Corporation, or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.


           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), the Dow Jones U.S. Select Dividend Index(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), Russell 2000(R) Index, Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the

DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 2000(R) Index. The Russell 2000(R) Index offers investors access to the small-cap segment of the U.S. equity universe. The Russell 2000(R) Index is constructed to provide a comprehensive, unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set. The Russell 2000(R) Index includes the smallest 2,000 securities in the Russell 3000(R) Index.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                                           COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                         Hypothetical Strategy Total Returns(1)
                         The Dow (R)                                  NYSE (R)
          The Dow (R)    Target         Global         Nasdaq (R)     International  S&P            S&P Target     Target
          Target 6       Dividend       Target 15      Target 15      Target 25      Target 24      SMid 60        50/50
Year      Strategy       Strategy       Strategy       Strategy       Strategy       Strategy       Strategy       Strategy
----      --------       --------       --------       --------       --------       --------       --------       --------
1972      18.88%
1973      17.51%
1974      -7.57%
1975      62.79%
1976      38.76%
1977       3.12%
1978      -1.36%
1979       7.33%
1980      38.60%
1981       1.17%
1982      40.91%
1983      34.14%
1984       8.49%
1985      35.88%
1986      28.19%                                       19.38%                        18.19%
1987       8.40%                        14.85%         11.87%                         1.80%
1988      18.83%                        20.86%         -1.52%                         4.34%
1989       7.91%                        14.43%         34.41%                        22.38%
1990     -17.99%                         0.59%         -7.69%                         6.48%
1991      59.69%                        39.84%        105.85%                        40.38%
1992      20.57%         28.62%         24.16%         -2.97%                        -1.75%                        15.61%
1993      31.31%         18.12%         62.28%         25.64%                         8.08%                        19.95%
1994       5.36%         -8.60%        -10.09%          7.72%                         4.84%                        -3.42%
1995      27.95%         46.80%         11.40%         50.43%                        39.00%         24.09%         44.71%
1996      23.39%         16.06%         19.40%         56.78%         25.78%         31.30%         13.21%         27.26%
1997      17.05%         40.50%         -8.83%         32.05%         23.14%         30.10%         42.10%         32.94%
1998       9.83%          2.90%         11.05%        119.02%         12.44%         39.84%          4.85%         27.04%
1999      -9.52%         -6.70%          6.10%         96.46%         64.14%         41.15%         23.89%         21.11%
2000       8.18%         25.76%          2.19%        -16.41%         10.75%          3.90%         14.05%         10.11%
2001      -5.07%         40.55%         -1.10%        -27.17%        -14.23%        -11.01%         32.02%         14.32%
2002     -12.91%         -0.88%        -14.37%        -26.40%        -20.77%        -19.20%         -5.31%        -11.33%
2003      20.12%         32.01%         35.85%         34.73%         39.35%         23.16%         45.38%         33.27%
2004       9.55%         18.80%         29.16%         -3.64%         23.54%         13.59%         23.50%         15.79%
2005      -2.47%          2.19%         11.44%          1.21%         13.56%          3.66%          3.06%          4.33%
2006      39.49%         17.52%         39.97%          1.57%         28.42%          1.46%         19.68%         14.50%
2007       2.19%          1.00%         14.20%         18.86%         24.85%          3.21%         -9.67%          4.98%
2008     -50.14%        -39.59%        -43.33%        -52.88%        -49.87%        -29.38%        -37.68%        -42.95%
2009      17.20%         14.22%         49.25%         16.41%         42.70%         12.10%         59.99%         12.93%
2010      10.07%         15.63%          9.26%         27.26%         -0.27%         18.14%         15.05%         16.79%
2011      16.85%          5.50%         -8.26%          6.99%        -17.56%          6.93%         -8.84%          1.50%
2012       2.65%          0.31%         14.78%         16.81%         12.36%          2.85%         11.23%          3.46%
(thru 2/29)

                                           COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                         Hypothetical Strategy Total Returns(1)
                   Target                              Target                                           Value
       Target      Dividend    Target      Target      Global                              Target VIP   Line(R)     Value
       Diversified Multi-      Double-     Focus       Dividend    Target      Target      Conservative Diversified Line (R)
       Dividend    Strategy    Play        Five        Leaders     Growth      Small-Cap   Equity       Target 40   Target 25
Year   Strategy    Strategy    Strategy    Strategy    Strategy    Strategy    Strategy    Strategy     Strategy    Strategy
----   --------    --------    --------    --------    --------    --------    --------    --------     --------    --------
1972
1973
1974
1975
1976
1977
1978
1979                                                                           36.85%
1980                                                                           57.96%
1981                                                                          -11.70%
1982                                                                           47.42%
1983                                                                           28.35%
1984                                                                           -3.90%
1985                                                                           47.67%                              32.02%
1986                                                                           20.78%                              20.24%
1987                                                                           12.22%       3.78%                  16.96%
1988                                                                           20.22%       7.76%                  -9.37%
1989                                                                           23.34%      24.58%                  48.24%
1990                                                                           -1.36%       2.81%                   3.18%
1991                                                                           56.54%      44.30%                  83.82%
1992                           12.38%                                          25.74%       2.74%                  -2.62%
1993                           21.60%                                          19.58%      17.82%                  25.08%
1994                            1.87%                                          -0.57%       1.54%                  12.22%
1995   26.79%      28.49%      49.47%                              29.66%      38.35%      35.95%      29.95%      52.24%
1996   14.88%      18.39%      35.31%      26.36%                  25.01%      32.53%      32.15%      26.47%      54.29%
1997   25.88%      20.68%      37.14%      30.67%                  41.17%      14.14%      23.98%      38.59%      33.98%
1998   12.87%      14.67%      47.21%      30.74%       1.59%      37.18%      -0.46%      34.92%      15.85%      91.09%
1999   17.45%       7.64%      52.89%      46.28%      12.42%      33.81%      10.79%      36.73%      64.29%     111.32%
2000   19.72%      12.88%       7.16%       6.77%       4.65%       8.40%       2.78%       2.99%       0.30%     -10.38%
2001   29.53%      14.24%      20.12%      12.46%       6.95%      -4.16%      -4.03%     -10.74%       0.59%      -0.06%
2002  -10.48%     -10.68%     -12.47%      -9.84%      -7.58%     -10.77%     -16.21%     -19.09%      -9.00%     -23.88%
2003   46.95%      36.85%      35.67%      38.12%      48.10%      34.05%      52.93%      24.03%      25.25%      39.38%
2004   20.43%      23.90%      20.40%      21.40%      24.51%      16.76%      19.29%      12.42%      30.95%      21.82%
2005    1.88%       5.62%      11.02%       7.89%      11.62%      17.14%      12.46%       3.23%      19.48%      19.75%
2006   15.33%      26.51%       9.05%      17.58%      29.50%      16.87%      21.53%      11.68%      15.22%       1.31%
2007   -3.93%       5.34%      12.36%       9.96%      22.13%      19.98%      -6.87%       5.26%       1.10%      24.33%
2008  -37.12%    - 45.01%     -45.56%     -43.48%     -30.15%     -52.50%     -48.68%     -33.07%     -47.72%     -51.13%
2009   40.70%      36.81%       8.56%      24.60%      53.30%      18.25%      -4.74%      14.48%      26.67%       3.17%
2010   20.11%       9.35%      22.20%      16.22%      20.14%      17.18%      35.85%      16.93%      14.41%      28.63%
2011    3.06%      -2.27%     -12.10%     -11.95%       0.32%     -12.50%      -3.67%       1.48%      -2.83%     -29.26%
2012    5.66%       6.16%       3.63%       6.78%       7.96%       9.68%       4.06%       4.59%      12.87%       6.95%
(thru 2/29)

                                           COMPARISON OF TOTAL RETURN(2)
                                               Index Total Returns(4)
                 Dow
                 Jones               NYSE                                                                            Cumulative
                 U.S.                Interna-                                                              MSCI All  Interna-
                 Select    Nasdaq-   tional              S&P       Russell             Hang      Russell   Country   tional
                 Dividend  100       100       S&P 500   1000      3000 (R)  FT        Seng      2000 (R)  World     Index
Year    DJIA sm  Index sm  Index (R) Index sm  Index     Index     Index     Index     Index     Index     Index     Returns(3)
----    -------  --------  --------- --------  -----     -----     -----     -----     -----     -----     -----     ---------
1972    18.48%                                  19.00%
1973   -13.28%                                 -14.69%
1974   -23.57%                                 -26.47%
1975    44.75%                                  37.23%
1976    22.82%                                  23.93%
1977   -12.84%                                  -7.16%
1978     2.79%                                   6.57%
1979    10.55%                                  18.61%                                            43.07%
1980    22.16%                                  32.50%                                            38.60%
1981    -3.57%                                  -4.92%                                             2.03%
1982    27.11%                                  21.55%                                            24.95%
1983    25.96%                                  22.56%                                            29.13%
1984     1.30%                                   6.27%                                            -7.30%
1985    33.55%                                  31.72%                                            31.05%
1986    27.10%               6.89%              18.67%                                             5.68%
1987     5.48%              10.49%               5.25%                        38.32%   -10.02%    -8.80%              11.26%
1988    16.14%              13.54%              16.56%                         7.03%    16.05%    25.02%              13.07%
1989    32.19%              26.17%              31.62%                        24.53%     5.52%    16.26%              20.75%
1990    -0.56%             -10.41%              -3.10%                        10.36%     6.74%   -19.48%               5.51%
1991    24.19%              64.99%              30.40%                        14.88%    42.46%    46.04%              27.17%
1992     7.41%    22.65%     8.87%               7.61%                        -2.18%    28.89%    18.41%              11.37%
1993    16.93%    14.59%    11.76%              10.04%                        20.25%   123.33%    18.88%              53.50%
1994     5.01%    -0.19%     1.76%               1.32%                         1.19%   -30.00%    -1.82%              -7.93%
1995    36.87%    42.80%    43.06%              37.54%    30.69%    35.81%    17.83%    27.30%    28.45%              27.33%
1996    28.89%    25.08%    42.78%    18.50%    22.94%    19.85%    21.51%    20.55%    37.50%    16.49%              28.98%
1997    24.94%    37.83%    20.77%    19.20%    33.35%    30.26%    31.70%    16.44%   -17.66%    22.36%               7.91%
1998    18.15%     4.33%    85.48%    22.64%    28.58%    13.20%    23.94%    12.20%    -2.72%    -2.55%    21.97%     9.21%
1999    27.21%    -4.08%   102.10%    41.93%    21.04%    14.11%    20.90%    17.44%    73.42%    21.26%    26.82%    39.36%
2000    -4.71%    24.86%   -36.83%   -20.67%    -9.10%    15.86%    -7.47%   -18.58%    -9.36%    -3.02%   -13.94%   -10.88%
2001    -5.43%    13.09%   -32.62%   -21.13%    11.88%     1.45%   -11.40%   -23.67%   -22.40%     2.49%   -15.91%   -17.17%
2002   -15.01%    -3.94%   -37.52%   -19.14%   -22.09%   -14.54%   -21.53%   -29.52%   -15.61%   -20.48%   -18.98%   -20.05%
2003    28.26%    30.16%    49.48%    37.58%    28.67%    36.61%    31.04%    26.27%    41.82%    47.25%    34.63%    32.12%
2004     5.30%    18.14%    10.74%    16.25%    10.87%    18.39%    11.94%    20.80%    16.95%    18.33%    15.75%    14.35%
2005     1.72%     3.79%     1.90%    11.22%     4.91%    10.93%     6.15%    12.45%     8.68%     4.55%    11.37%     7.61%
2006    19.03%    19.54%     7.28%    24.49%    15.78%    11.89%    15.80%    40.25%    38.58%    18.37%    21.53%    32.62%
2007     8.87%    -5.16%    19.24%    16.43%     5.49%     5.18%     5.24%     0.10%    42.82%    -1.57%    12.18%    17.26%
2008   -31.92%   -30.97%   -41.56%   -43.26%   -36.99%   -34.67%   -37.30%   -54.74%   -46.03%   -33.79%   -41.85%   -44.23%
2009    22.70%    11.13%    54.72%    32.28%    26.47%    33.48%    28.36%    33.98%    56.42%    27.17%    35.41%    37.70%
2010    14.10%    18.32%    20.16%     4.64%    15.08%    26.55%    16.95%    13.44%     8.29%    26.85%    13.21%    11.94%
2011     8.34%    12.42%     3.67%   -11.81%     2.09%    -0.92%     1.00%   -13.70%   -17.27%    -4.18%    -6.86%    -7.55%
2012     6.54%     3.12%    15.39%    10.30%     8.99%    10.63%     9.49%    12.87%    17.77%     9.63%    11.22%    12.39%
(thru 2/29)
______________________

See "Notes to Comparison of Total Return" on page 74.

Page 73


                   NOTES TO COMPARISON OF TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the NYSE International 100 Index(sm); the S&P 1000 Index; and the Russell 2000(R) Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:


                                             Hypothetical
                                             Average Annual
Strategy                                     Total Return       Corresponding Index                           Index Returns
________                                     ____________       _____________________                         _____________
The Dow(R) Target 5 Strategy                    12.45%          DJIA(sm) (from 12/31/71 through 12/31/11)        10.55%
The Dow(R) Target Dividend Strategy             11.58%          Dow Jones U.S. Select Dividend Index(sm)         11.39%
                                                                S&P 500 Index (from 12/31/91 through 12/31/11     7.81%
Global Target 15 Strategy                       10.89%          Cumulative International Index                    9.76%
Nasdaq(R) Target 15 Strategy                    14.17%          Nasdaq-100 Index(R)                              11.88%
NYSE(R) International Target 25 Strategy         8.99%          NYSE International 100 Index(sm)                  5.12%
S&P Target 24 Strategy                          10.56%          S&P 500 Index (from 12/31/85 through 12/31/11)    9.62%
S&P Target SMid 60 Strategy                     12.79%          S&P 1000 Index                                   11.24%
Target 50/50 Strategy                           11.18%          S&P 500 Index (from 12/31/91 through 12/31/11)    7.81%
Target Diversified Dividend Strategy            12.48%          Russell 3000(R) Index                             8.14%
Target Dividend Multi-Strategy                   9.94%          S&P 500 Index (from 12/31/94 through 12/31/11)    8.08%
Target Double Play Strategy                     14.03%          S&P 500 Index (from 12/31/91 through 12/31/11)    7.81%
Target Focus Five Strategy                      11.57%          S&P 500 Index (from 12/31/95 through 12/31/11)    6.47%
Target Global Dividend Leaders Strategy         12.12%          MSCI All Country World Index                      4.21%
Target Growth Strategy                          10.85%          S&P 500 Index (from 12/31/94 through 12/31/11)    8.08%
Target Small-Cap Strategy                       13.61%          Russell 2000(R) Index                            11.23%
Target VIP Conservative Equity Strategy         10.43%          S&P 500 Index (from 12/31/86 through 12/31/11)    9.27%
Value Line(R) Diversified Target 40 Strategy    11.83%          S&P 500 Index (from 12/31/94 through 12/31/11)    8.08%
Value Line(R) Target 25 Strategy                16.78%          S&P 500 Index (from 12/31/84 through 12/31/11)   10.37%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

 (3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2012 through September 20, 2012. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
_______________________________________________________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                              Additional
(in millions)                            Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.


                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, MSCI Barra, Standard & Poor's, The NASDAQ Stock Market LLC, the NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Nasdaq(R) Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by

Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trust to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by the Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2013.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2013.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such

Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate.
Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Regulated Investment Company Trusts.
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The following discussion pertains to the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Target VIP Conservative Equity Portfolio and Value
Line(R) Diversified Target 40 Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual shareholder from regulated investment companies such as the Trusts are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the Trust if the Trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes. The Trusts may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trusts might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met.

Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

Foreign Tax Credit.

If a Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S.
federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target
Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from the Target Diversified Dividend Portfolio and the Target Double Play Portfolio will consist of an amount substantially equal to a Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses. Distributions from the remaining Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Nasdaq (R) Target 15 Portfolio, NYSE(R) International Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Value Line(R) Diversified Target 40 Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio or Target VIP Conservative Equity Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Target VIP Conservative Equity Portfolio or Value Line(R) Diversified Target 40 Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Target VIP Conservative Equity Portfolio or Value Line(R) Diversified Target 40 Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per Unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory

Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA


The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).


This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio is sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio to be issued or in the determination or calculation of the equation by which the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio is to be converted into cash. The

Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI EAFE Index(R).

THE TARGET FOCUS FIVE PORTFOLIO IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY FIRST TRUST PORTFOLIOS L.P. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN TRUSTS GENERALLY OR IN THE TRUST PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE TRUST OR THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE TRUST TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE UNITS OF THE TRUST ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE TRUST.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE TRUST, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES

HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE,
CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


Page 95


                                 First Trust(R)

                      Dow(R) Target 5 2Q '12 - Term 7/9/13
                    Dow(R) Target Dvd. 2Q '12 - Term 7/9/13
                     Global Target 15 2Q '12 - Term 7/9/13
                    Nasdaq(R) Target 15 2Q '12 - Term 7/9/13
                  NYSE(R) Intl. Target 25 2Q '12 - Term 7/9/13
                       S&P Target 24 2Q '12 - Term 7/9/13
                    S&P Target SMid 60 2Q '12 - Term 7/9/13
                       Target 50/50 2Q '12 - Term 7/9/13
                    Target Divsd. Dvd. 2Q '12 - Term 7/9/13
                 Target Dvd. Multi-Strat. 2Q '12 - Term 7/9/13
                     Target Dbl. Play 2Q '12 - Term 7/9/13
                      Target Focus 5 2Q '12 - Term 7/9/13
                Target Global Dvd. Leaders 2Q '12 - Term 7/9/13
                       Target Growth 2Q '12 - Term 7/9/13
                     Target Small-Cap 2Q '12 - Term 7/9/13
                  Target VIP Cons. Eqty. 2Q '12 - Term 7/9/13
              Value Line(R) Divsd. Target 40 2Q '12 - Term 7/9/13
                  Value Line(R) Target 25 2Q '12 - Term 7/9/13
                                    FT 3398

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon

     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132
                          Please refer to the "Summary of Essential
                         Information" for each Trust's Product Code.
                            ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

               - Securities Act of 1933 (file no. 333-179326) and

               - Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information regarding the operation of the SEC's Public Reference
                   Room may be obtained by calling the SEC at
                                1-202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

                  Write: Public Reference Section of the SEC
                         100 F Street, N.E.
                         Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                             March 30, 2012

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 96


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 3398 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 30, 2012. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC                                     3
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Dividends                                                    4
   Hong Kong and China                                          4
   Japan                                                        6
   United Kingdom                                               7
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               9
   REITs                                                       11
   Small-Cap Companies                                         13
Litigation
   Microsoft Corporation                                       13
   Tobacco Industry                                            14
Concentrations
   Consumer Products                                           15
   Energy                                                      15
   Financials                                                  16
   Health Care                                                 20
   Information Technology                                      21
   Utilities                                                   22
Securities
   The Dow(R) DART 5 Strategy Stocks                           23
   The Dow(R) DART 10 Strategy Stocks                          23
   The Dow(R) Target 5 Strategy Stocks                         24
   The Dow(R) Target Dividend Strategy Stocks                  24
   European Target 20 Strategy Stocks                          25
   Global Target 15 Strategy Stocks                            27
   MSCI EAFE Target 20 Strategy Stocks                         28
   Nasdaq(R) Target 15 Strategy Stocks                         29
   NYSE(R) International Target 25 Strategy Stocks             30
   S&P Target 24 Strategy Stocks                               31
   S&P Target SMid 60 Strategy Stocks                          33
   Target Diversified Dividend Strategy Stocks                 36
   Target Global Dividend Leaders Strategy Stocks              38
   Target Growth Strategy Stocks                               41
   Target Small-Cap Strategy Stocks                            43
   Value Line(R) Diversified Target 40 Strategy Stocks         45
   Value Line(R) Target 25 Strategy Stocks                     47

Dow Jones & Company, Inc.


The "Dow Jones Industrial Average(sm)" and the "Dow Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones(R)", "Dow Jones Industrial Average(sm)", "Dow Jones U.S. Select Dividend Index(sm)" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed to CME and have been licensed for use for certain purposes by the Sponsor. The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones', CME's and their respective affiliates' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by CME without regard to the Sponsor or the Trusts. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Trusts. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Trusts currently being issued by the Sponsor, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). It is possible that this trading activity will affect the value of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm) and the Trusts.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.


Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY,

EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates is the "Corporations") and are licensed for use by us. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio have been passed on by the Corporations as to its legality or suitability. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio are issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Strategy; recommend that any person invest in the NYSE (R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy; consider the needs of the NYSE (R) International Target 25 Strategy or the owners of the NYSE (R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owners of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Hong Kong and China. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. Following the Asian financial crisis which began in 1997, the economy suffered seriously along with the collapse of an overheated property market which resulted in deflation which persisted for several years after November 1998, dampening investment and consumption. However, in the years following 2002, Hong Kong enjoyed strong economic growth. Real GDP expanded by 8.6% in 2004, 7.1% in 2005 and 7.0% in 2006. Additionally, the unemployment rate fell in 2006 to 4.7%. This economic growth was the result of an increase in private domestic consumption, an increase in fixed asset and infrastructure spending and continued strong exports of goods and services. However, the current global economic crisis has negatively impacted Hong Kong's economy. Real GDP grew only 2.5% in 2008 and is expected to experience -4.5% growth in 2009. The long-term impact of the economic downturn and any recovery efforts remains unknown.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The

Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Due to the outbreak of the Severe Acute Respiratory Syndrome (SARS) during March to May of 2003, the Hang Seng Index suffered a significant decrease. Also, the Hang Seng Index rose approximately 27% from June 2006 until the end of November 2006, at which time it suffered its largest one-day loss in five years. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Investment in securities issued by companies organized, doing business or traded in China or its territorial possessions involves risks not typically associated with investments in securities of U.S. companies. For many centuries, the economy of the People's Republic of China was largely closed by geography as well as by government policy. Large-scale foreign investment in China's economy began during the middle of the 19th century and was curtailed after 1949 when the Communist government barred foreign investment. Political and economic structures in China are undergoing significant evolution and rapid development and may lack the social, political and economic stability characteristics of the United States. In 1978, China began implementing an economic reform program in an effort to revitalize the economy and improve the standard of living. Since that time, the Chinese government's economic policies have allowed for an increasing degree of liberalization from a centrally-planned economy to a more market-oriented economy. In October 1992, the National People's Congress called for a "socialist market economy" in which full reign should be given to market forces with the government limiting its role to setting and implementing broad macro-economic policies. As part of the economic reforms, managers of enterprises have been granted more decision-making powers and responsibilities in relation to matters such as production, marketing, use of funds, and employment and disciplining of staff.

Economic reform in China, designed to replace Communist style central planning, has proceeded largely by trial and error aimed at achieving the fastest possible change with the minimum social dislocation. The reform process has not always been even, however, as it has generally proceeded in a direction toward increased openness and decentralization of economic decision-making. While there is a broad base of support for these reforms, there can be no assurance that current or future reforms in economic, trade and investment policies will be successful. Despite recent reforms, the Chinese Communist Party continues to play the leading role in formulating policy and selecting and providing personnel at all levels of government. In addition, a significant portion of China's output continues to be derived from state-owned enterprises and, therefore, the Chinese government maintains control over a significant range of products, including the production obligations and prices of such products. However, China is firmly committed to opening to the outside world. The Chinese leadership has identified reform of state industries and the establishment of a social safety network as government priorities. Government strategies for achieving these goals include large scale privatization of inefficient and unprofitable state-owned enterprises and development of a pension system for workers. The leadership has also downsized the government bureaucracy. Of course, there can be no assurance that reform efforts will be successful and in certain economies, such as the former Soviet-bloc countries, reform efforts have experienced difficulties.

The development of China's economy has been characterized by the adoption, since 1953, of Five Year Plans and Twenty Year Plans carried out under the supervision of the State Planning Commission which reports to the State Council, China's highest executive body (the National People's Congress is the highest authority and law-making body). The next five years represent a critical period in China's existence. To investors and firms, China represents a vast market that has yet to be fully tapped. This point is best illustrated by the rapid growth of cell phone and Internet users in China. Educationally, China is forging ahead as partnerships and exchanges with foreign universities have helped create new research opportunities for its students. However, other issues, especially human rights, remain a concern among members of the world community. To the extent that the Chinese Government responds positively to these concerns, relations with concerned countries should grow stronger.

The Chinese economy is dependent on the economies of other Asian countries and can be significantly affected by currency fluctuations and increasing competition from Asia's other low-cost emerging economies. The stability of China's economic policies has however, increased following its membership in December 2001 in the World Trade Organization. Additionally, the 2008 Summer Olympic Games provided China, especially Beijing, with international exposure which has the potential to lead to higher demand for Chinese businesses and investment sustainability for the Chinese economy.

The willingness and ability of the Chinese government to support the Chinese economy and market is uncertain. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. A small number of industries, including the commercial banking industry, which can be significantly affected by interest rate and currency fluctuations, changes in market regulation, and political and economic developments in the Asian region, represent a large portion of the Chinese market as a whole. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities.

Japan. Although the market for Japanese stocks traded on the First Section of the Tokyo Stock Exchange (the "TSE") is substantial in terms of trading volume and liquidity, the TSE has nonetheless exhibited significant market volatility in the past several years. The general weakness in TSE prices since 1989 has adversely affected financial institutions (including banks and insurance companies) heavily invested in the market, in turn contributing to weakness in the Japanese economy.

Reports of official improprieties, resignations and political realignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

While Japan's long-term prospects are considered good, it continues to recover from the worst period of stagnation since World War II. Strains on the financial system in the form of non-performing loans and financial institutions and real estate companies had been one of the major causes of Japan's economic weakness. The bad debt problem required and may continue to require disproportionate contributions by major banks, and contributed to the insolvency of several major financial institutions as well as the restriction of credit in the domestic economy. Japanese exports could be adversely affected by pressure from trading partners-particularly the United States-to improve trade imbalances.

However, recently the Government has undertaken certain measures to simulate the domestic economy and to support financial institutions. The Japanese economy is now in its longest postwar expansion period after more than a decade of recession.

On March 11, 2011, a massive earthquake and resulting tsunami struck the northeast coast of Japan destroying homes and infrastructure and severely damaging a nuclear power plant. This has resulted in a nuclear crisis that has prompted evacuations and uncertainty as to possible long-term contamination in the area. Japanese securities markets have reacted with volatility and there has been a slow down of the pace of business as a result of widespread power shortages and extensive destruction of infrastructure. The extent to which these and other factors will delay reconstruction efforts in Japan and negatively impact the business environment in the country is unknown, but may be significant.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Issuers. Since all of the Securities in the MSCI EAFE Target 20 Portfolio and the NYSE (R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target 50/50 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                                                      Foreign Exchange Rates
                                          Range of Fluctuations in Foreign Currencies

           United Kingdom
Annual     Pound Sterling/   Hong Kong/     Euro/           Japanese Yen/      Singapore/     Australia/
Period      U.S. Dollar      U.S. Dollar    U.S. Dollar     U.S. Dollar        U.S. Dollar    U.S. Dollar
------     ------------      -----------    -----------     -------------      -----------    -----------
1983       0.616-0.707       6.480-8.700
1984       0.670-0.864       7.774-8.050
1985       0.672-0.951       7.729-7.990
1986       0.643-0.726       7.768-7.819
1987       0.530-0.680       7.751-7.822
1988       0.525-0.601       7.764-7.912
1989       0.548-0.661       7.775-7.817
1990       0.504-0.627       7.740-7.817
1991       0.499-0.624       7.716-7.803
1992       0.499-0.667       7.697-7.781
1993       0.630-0.705       7.722-7.766
1994       0.610-0.684       7.723-7.750
1995       0.610-0.653       7.726-7.763                     80.630-104.550    1.389-1.466    1.289-1.411
1996       0.583-0.670       7.732-7.742                    103.450-116.210    1.394-1.426    1.225-1.363
1997       0.584-0.633       7.708-7.751                    111.260-130.880    1.399-1.699    1.253-1.538
1998       0.584-0.620       7.735-7.749                    113.600-147.260    1.584-1.792    1.456-1.797
1999       0.597-0.646       7.746-7.775    0.845-0.999     101.640-124.320    1.654-1.736    1.488-1.639
2000       0.605-0.715       7.774-7.800    0.968-1.209     101.450-114.410    1.656-1.759    1.499-1.961
2001       0.678-0.707       7.798-7.800    1.045-1.194     113.570-131.790    1.727-1.856    1.749-2.087
2002       0.621-0.709       7.799-7.800    0.953-1.164     115.810-134.710    1.733-1.852    1.737-1.974
2003       0.560-0.636       7.742-7.800    0.794-0.929     106.970-121.690    1.700-1.784    1.330-1.779
2004       0.514-0.568       7.763-7.800    0.738-0.844     102.080-114.510    1.631-1.728    1.253-1.465
2005       0.518-0.583       7.752-7.800    0.743-0.857     102.050-121.040    1.619-1.706    1.252-1.381
2006       0.509-0.576       7.753-7.792    0.755-0.839     109.760-119.780    1.534-1.661    1.264-1.419
2007       0.481-0.509       7.750-7.826    0.683-0.767     107.410-123.900    1.440-1.545    1.071-1.298
2008       0.502-0.685       7.750-7.804    0.633-0.788      90.640-108.800    1.356-1.513    1.043-1.526
2009       0.598-0.698       7.750-7.755    0.666-0.789      86.410- 98.960    1.384-1.547    1.092-1.569
2010       0.624-0.688       7.751-7.789    0.717-0.817      80.400- 93.850    1.283-1.407    0.977-1.189
2011       0.599-0.643       7.766-7.797    0.675-0.772      76.660- 83.130    1.204-1.307    0.910-1.035

Source: Bloomberg L.P.

                                                 End of Month Exchange Rates
                                                   for Foreign Currencies

                   United Kingdom                                       Japanese
                   Pound Sterling/   Hong Kong/       Euro/             Yen/              Singapore/        Australia/
Monthly Period     U.S. Dollar       U.S. Dollar      U.S. Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar
--------------     --------------    -----------      -----------       -----------       -----------       -----------
2009:
 January             .688              7.755             .780            89.920             1.510             1.569
 February            .698              7.755             .789            97.570             1.547             1.565
 March               .698              7.750             .755            98.960             1.523             1.447
 April               .676              7.750             .756            98.630             1.481             1.378
 May                 .618              7.752             .706            95.340             1.444             1.248
 June                .608              7.750             .713            96.360             1.447             1.240
 July                .598              7.750             .701            94.680             1.439             1.196
 August              .614              7.751             .698            93.120             1.441             1.185
 September           .626              7.750             .683            89.700             1.410             1.133
 October             .608              7.750             .679            90.090             1.400             1.111
 November            .608              7.750             .666            86.410             1.384             1.092
 December            .618              7.754             .698            93.020             1.405             1.114
2010:
 January             .626              7.765             .721            90.270             1.407             1.131
 February            .656              7.763             .734            88.970             1.406             1.117
 March               .659              7.764             .740            93.470             1.399             1.090
 April               .655              7.764             .752            93.850             1.371             1.082
 May                 .688              7.787             .813            91.260             1.400             1.182
 June                .669              7.789             .817            88.430             1.399             1.189
 July                .637              7.767             .766            86.470             1.360             1.123
 August              .652              7.778             .789            84.200             1.356             1.106
 September           .636              7.759             .733            83.530             1.316             1.034
 October             .624              7.751             .717            80.400             1.294             1.017
 November            .643              7.766             .770            83.690             1.320             1.043
 December            .641              7.770             .747            81.120             1.283             0.977
2011:
 January             .624              7.797             .730            82.040             1.280             1.003
 February            .615              7.788             .724            81.780             1.272             0.982
 March               .624              7.779             .706            83.130             1.260             0.968
 April               .599              7.766             .675            81.190             1.224             0.911
 May                 .608              7.777             .695            81.520             1.233             0.937
 June                .623              7.782             .690            80.560             1.229             0.933
 July                .609              7.794             .695            76.760             1.204             0.910
 August              .615              7.786             .696            76.660             1.204             0.934
 September           .642              7.786             .747            77.060             1.307             1.035
 October             .622              7.768             .722            78.170             1.255             0.950
 November            .637              7.768             .744            77.620             1.282             0.972
 December            .643              7.767             .772            76.910             1.297             0.980
2012:
 January             .635              7.755             .764            76.270             1.258             0.942
 February            .628              7.756             .750            81.150             1.252             0.932

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Five Portfolio and the Target Global Dividend Leaders

Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The

KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow (R) Target 5 Portfolio is concentrated in stocks of health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15
Portfolio and the S&P Target SMid 60 Portfolio are concentrated in stocks of financial companies. The Nasdaq (R) Target 15 Portfolio is concentrated in stocks of information technology companies. The NYSE (R) International Target 25 Portfolio is concentrated in stocks of energy and financial companies. The Target Growth Portfolio and the Value Line
(R) Diversified Target 40 Portfolio are concentrated in stocks of consumer product companies. The Target Small-Cap Portfolio and the Value Line (R) Target 25 Portfolio are concentrated in stocks of consumer products and information technology companies.


Consumer Products. The general problems and risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Energy. An investment in Units of the Trust should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy sector may entail. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy sector include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand.

Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the sector over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. Provisions of the Reform Act include the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Provisions of the Reform Act would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting

Standards Codification 820, "Fair Value Measurements and Disclosures" (formerly Statement of Financial Accounting Standards No. 157) changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2013. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Health Care. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

 As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. Recent regulatory changes include Medicare Prescription Drug Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, the Food and Drug Administration Amendments Act of 2007, and the Health Care and Education Affordability Reconciliation Act of 2010.

The possibility of significant health care reform has increased in recent years. President Barack Obama's budget request for the 2010 fiscal year sets aside $634 billion over 10 years to finance reforms to the health care system including the expansion of health care insurance to cover all Americans. If adopted, this reserved funding would be financed in part by $316 billion in various cuts to Medicare and Medicaid, including cutting payments to insurers that contract with the government through Medicare. The effects on health care companies if the budget proposal is approved are uncertain.

President Obama recently signed the Health Care and Education Affordability Reconciliation Act of 2010, which is expected to have significant implications on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure will require most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. It will also regulate private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will take place over the next several years and could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act on the health care sector remain uncertain and cannot be predicted.


Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. The Energy Policy Act of 2005 was enacted on August 8, 2005. Its purpose is to develop a long-term energy policy, and it includes incentives for both traditional and more efficient energy sources. Additionally it eliminates the Public Utility Holding Company Act (PUHCA) of 1935 and replaces it with PUHCA of 2005. The effect of this change is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. This is because the Energy Policy Act of 2005 recognized that strong regulations are necessary to ensure consumers are not exploited and to prevent unfair competition. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow (R) DART 5 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


                   The Dow (R) DART 10 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.


                  The Dow (R) Target 5 Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns a minority share of NBC Universal Media, LLC, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


               The Dow (R) Target Dividend Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Olin Corporation, headquartered in Clayton, Missouri, manufactures bleach products that have various applications in the household, industrial, paper, textile and other manufacturing industries; copper and copper alloy sheet, strip, plate, foil, brass rod and other metal products, including aluminum and stainless steel products; and small caliber ammunition and related products.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

Republic Services, Inc., headquartered in Fort Lauderdale, Florida, provides non-hazardous solid waste collection and disposal services for commercial, industrial, municipal and residential customers in the United States.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.


                   European Target 20 Strategy Stocks


AstraZeneca Plc, headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Banco Santander S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Electricite de France (EDF), headquartered in Paris, France, produces, transmits, distributes, imports and exports electricity for energy consumers in France.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortum Oyj, headquartered in Espoo, Finland, provides a full range of energy related products and services. The company's activities cover the generation, distribution, and sale of electricity and heat and steam, as well as the operation of power plants, and energy-related services. The company operates worldwide but mainly in Northern Europe.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

GDF Suez, headquartered in Paris, France, is the French national gas company, offering a full range of natural gas and associated energy services throughout the world.

GlaxoSmithKline Plc, headquartered in Middlesex, England, is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The company specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

RWE AG, headquartered in Essen, Germany, operates energy businesses and offers municipal services. The company generates electricity, mines coal, refines petroleum, produces natural gas, offers waste disposal and recycling services, supplies drinking water, manufactures printing presses, decommissions nuclear power plants, and disposes of nuclear waste.

Scottish & Southern Energy Plc, headquartered in Perth, Scotland, United Kingdom, is one of the largest energy companies in the UK. It is involved in the generation, transmission, distribution and supply of electricity to industrial, commercial and domestic customers; energy trading; gas marketing; electrical and utility contracting and telecommunications.

Swisscom AG, headquartered in Worblaufen, Switzerland, operates public telecommunications networks and offers network application services. The company provides local, long-distance, and mobile telephone services, integrated voice and data digital services, network solutions to national and international telecommunications operators, and Internet access services, and owns and operates pay telephones.

Telefonica S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns a minority share of NBC Universal Media, LLC, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BAE Systems Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

Ladbrokes Plc, headquartered in Middlesex, England, is comprised of Ladbrokes, the biggest retail bookmaker in the United Kingdom and Ireland; Ladbrokes.com, a world-leading provider of interactive betting and gaming services; Vernons, the leading football pools operator; and Ladbrokes Casinos, which opened its first casino at the Hilton London Paddington.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

China Construction Bank, headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance, and credit card services.

China Petroleum and Chemical Corporation (Sinopec), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

Industrial and Commercial Bank of China Ltd., headquartered in Beijing, China, provides a full range of personal and corporate commercial banking services throughout China.

New World Development Company Limited, headquartered in Hong Kong, China, conducts property development and investment activities mostly in Hong Kong and China, as well as in Southeast Asia. Operations include property and infrastructure development ranging from luxury hotels to government subsidized housing, roads and bridges, and power plants. Through its subsidiaries, the company also operates construction and engineering firms, hotels, department stores, property management firms, a bus company, and telecommunications services.


                   MSCI EAFE Target 20 Strategy Stocks


France
______

Sanofi, headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Germany
_______

BASF SE, headquartered in Ludwigshafen, Germany, is the world's largest chemical company.

Continental AG, headquartered in Hannover, Germany, is engaged in the manufacture of automotive parts, tires, and industrial products. The company markets its products under such brands as "Continental,"
"Uniroyal," "Viking," and "Barum."

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Volkswagen AG (Preference Shares), headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.

Hong Kong
_________

Cheung Kong (Holdings) Limited, headquartered in Hong Kong, China, conducts business primarily in real estate development. The company owns developed and undeveloped property in Hong Kong and mainland China.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

Hutchison Whampoa Limited, headquartered in Hong Kong, China, through its subsidiaries, operates five core businesses including ports and related services, telecommunications and e-commerce, property and hotels, retail and manufacturing, energy, infrastructure, finance and investments.

Wharf Holdings Ltd, headquartered in Hong Kong, China, is a conglomerate built on real estate development, ownership, sales and property management. The company's holdings also include interests in several shipping terminals, cable TV providers and nightclubs. Other interests include ferries, trams, harbor tunnels and the Marco Polo Hotels.

Italy
_____

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Japan
_____

Hitachi, Ltd., headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Itochu Corporation, headquartered in Tokyo, Japan, is engaged in domestic trading, import/export, and overseas trading of various products such as textile, information and communications technology, machinery, energy, metals, minerals, chemicals, forest products, general merchandise, food, construction, realty, finance, insurance, and logistics services, as well as business investment in Japan and overseas.

MITSUI & CO., LTD., headquartered in Tokyo, Japan, is a general trading company. The company has operating groups including Iron and Steel, Non-Ferrous Metals, Machinery, Chemicals, Foods, Energy, Textiles and
General Merchandise. The company also operates real estate and overseas development projects.

Sumitomo Corporation, headquartered in Tokyo, Japan, operates a general trading company which imports and exports a wide variety of goods, including food products, textiles, metals, machinery, chemicals, and fuel. The company also operates construction, real estate, insurance, finance, leasing and shipping businesses.

The Netherlands
_______________

ASML Holding N.V., headquartered in Veldhoven, the Netherlands, is the largest supplier in the world of photolithography systems for the semiconductor industry. The company manufactures machines for the production of integrated circuits (ICs), such as DRAM memory, flash memory, and CPUs.

Norway
______

StatoilHydro ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

United Kingdom
______________

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Fresnillo Plc, incorporated in the United Kingdom and headquartered in Mexico City, Mexico, is the world's largest producer of silver from ore (primary silver) and Mexico's second-largest gold miner.


                   Nasdaq(R) Target 15 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

Garmin Ltd., headquartered in Vorstadt, Switzerland, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, engages in the development, marketing, sale, and distribution of beverages in the United States and Canada.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations worldwide. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.


             NYSE(R) International Target 25 Strategy Stocks



Brazil
______

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
______

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Talisman Energy Inc., headquartered in Calgary, Alberta, Canada, is an international upstream oil and gas producer. The company's three operating areas are North America, the North Sea and Southeast Asia.

Teck Resources Limited (Class B), headquartered in Vancouver, British Columbia, Canada, through its subsidiaries, engages in the exploration, development, and production of natural resources.

China
_____

China Petroleum and Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

France
______

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
_____

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite, mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services in Japan.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods, and slabs.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

VimpelCom Ltd. (ADR), headquartered in Amsterdam, the Netherlands, provides voice and data services through a range of wireless, fixed, and broadband technologies.

South Korea
___________

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Switzerland
___________

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.


                      S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office, and safety products for distribution worldwide. The company's products include adhesives, abrasives, and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Brown-Forman Corporation, headquartered in Louisville, Kentucky, is a diversified producer and marketer of consumer products. The company's products include wines and spirits such as "Jack Daniel's," "Canadian Mist," "Southern Comfort," "Early Times," "Fetzer," "Bolla" and "Korbel."

Celgene Corporation, headquartered in Warren, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company primarily in the United States.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, engages in refining, transporting, and marketing of petroleum products in the United States and internationally.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

The McGraw-Hill Companies, Inc., headquartered in New York, New York, is a multimedia publishing and information company which employs a broad range of media, including books, magazines, newsletters, software, on-line data services, CD-ROMs, fax and TV broadcasting.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics, airborne and mobile communications products, and systems for commercial and military applications.

Schlumberger Limited, incorporated in Curacao and headquartered in Houston, Texas, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

                   S&P Target SMid 60 Strategy Stocks


A. M. Castle & Co., headquartered in Franklin Park, Illinois, distributes specialty metals and materials management programs to a variety of industrial companies.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, paper party goods, gift-wrapping supplies, balloons, candles, and stationery. The company's products are sold worldwide.

AOL, Inc., headquartered in New York, New York, operates as a Web services company that offers a suite of brands and offerings for the worldwide audience.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Boyd Gaming Corporation, headquartered in Las Vegas, Nevada, operates as a multi-jurisdictional gaming company, owning and operating casino facilities in Nevada, Illinois, Indiana, Louisiana and Mississippi.

Cathay General Bancorp, headquartered in Los Angeles, California, operates as the holding company for Cathay Bank, which offers a range of financial services for individuals, professionals, and small to medium-sized businesses primarily in California.

Ceradyne, Inc., headquartered in Costa Mesa, California, engages in the development, manufacture and marketing of advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

Comstock Resources, Inc., headquartered in Frisco, Texas, is engaged in the acquisition, production and exploration of oil and natural gas properties in Texas, Louisiana and the Gulf of Mexico.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

CoreLogic, Inc., headquartered in Santa Ana, California, provides property, financial, and consumer information, analytics, and services to mortgage originators and servicers, financial institutions, government and government-sponsored enterprises, and other businesses in the United States.

Corinthian Colleges, Inc., headquartered in Santa Ana, California, is a private, for-profit secondary education company operating in the United States. The company specializes in career-oriented education, offering diplomas and associate's, bachelor's and master's degrees in healthcare, electronics and information technology.

Fairchild Semiconductor International, Inc., headquartered in South Portland, Maine, provides products that manage and distribute power and interface solutions for various electronic devices. The company's semiconductors are used in computers, communication products and other applications.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Gibraltar Industries Inc., headquartered in Buffalo, New York, is a processor of a broad array of high value-added, technically sophisticated steel and other metal products.

Greatbatch Inc., headquartered in Clarence, New York, is a developer and manufacturer of batteries, capacitors, feedthroughs, enclosures and other components used in implantable medical devices.

Hanmi Financial Corporation, headquartered in Los Angeles, California, operates as the holding company for Hanmi Bank that provides general business banking products and services in the United States.

Haverty Furniture Companies, Inc., headquartered in Atlanta, Georgia, engages in the retailing of residential furniture and accessories in the middle to upper-middle price ranges in the United States.

Helix Energy Solutions Group Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel and jet fuel.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

International Bancshares Corporation, headquartered in Laredo, Texas, is a financial holding company that operates through its four bank subsidiaries: International Bank of Commerce (IBC), Commerce Bank, International Bank of Commerce, Brownsville and International Bank of Commerce, Zapata.

Jefferies Group, Inc., headquartered in New York, New York, together with its subsidiaries, operates as a securities and investment banking company in the Americas, Europe, and Asia. It operates in two segments, Capital Markets and Asset Management.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kite Realty Group Trust, headquartered in Indianapolis, Indiana, a real estate investment trust, engages in the acquisition, development, expansion, construction, ownership, leasing, operation and management of neighborhood and community shopping centers, and commercial real estate properties in the United States.

Live Nation Entertainment Inc., headquartered in Beverly Hills,
California, is a concert and live event promoter. The company produces and operates such live events as music concerts, theatrical shows and specialized motor sports events.

Monster Worldwide Inc., headquartered in New York, New York, is a global provider of career solutions. The company, through its flagship interactive product, Monster (www.monster.com), is engaged in online career management. The company is also a worldwide recruitment advertising agency and a yellow pages advertising agency.

Office Depot, Inc., headquartered in Delray Beach, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

OfficeMax Inc., headquartered in Boise, Idaho, is a distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products.

Olympic Steel, Inc., headquartered in Bedford Heights, Ohio, acts as an intermediary between steel producers and manufacturers. The company's services include processing and distributing flat-rolled carbon, stainless steel and tubular steel products. The company purchases steel from producers and processes it according to customer specifications.

Oplink Communications, Inc., headquartered in Fremont, California, provides products used to enhance the performance of optical networks. The company's products include fiber optic components and integrated optical modules which are sold worldwide to communication equipment suppliers.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Perry Ellis International, Inc., headquartered in Miami, Florida, is an apparel company whose portfolio includes men's and women's brands. The company designs, sources, markets and licenses its products nationally and internationally at multiple price points, and across all major levels of retail distribution.

Pinnacle Financial Partners, Inc., headquartered in Nashville,
Tennessee, serves as the holding company for Pinnacle National Bank, a community bank serving individuals and businesses located within the Nashville metropolitan area and surrounding counties.

Pioneer Drilling Company, headquartered in San Antonio, Texas, provides contract land drilling services. The company provides services to independent and major oil and gas companies, with a focus in the United States and Latin America.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Quicksilver Resources Inc., headquartered in Fort Worth, Texas, is an independent oil and gas company engaged in the exploration, acquisition, development, production and sale of natural gas, crude oil and natural gas liquids, primarily from unconventional reservoirs such as fractured shales, coal beds and tight sands.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" casual dining restaurants located primarily in the southeast, northeast, mid-Atlantic and midwest regions of the United States.

SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in the Manhattan borough of New York City.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, owns and operates a flat-rolled steel mini-mill, producing products such as hot/cold rolled and coated steel products including high strength low alloy and medium carbon steels.

Stewart Information Services Corporation, headquartered in Houston, Texas, is principally engaged in the issuance of title insurance on homes and other real property through locations in all 50 states, Washington, D.C. and several foreign countries.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Swift Energy Company, headquartered in Houston, Texas, is engaged in developing, exploring, acquiring and operating oil and gas properties, with a focus on onshore and inland waters oil and natural gas reserves in Texas and Louisiana, and onshore oil and natural gas reserves in New Zealand.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Europe, and Latin America.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a multi-financial bank holding company for banking affiliates and a bank card data processing company.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.

Viad Corp., headquartered in Phoenix, Arizona, provides exhibition and event services, and travel and recreation services.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

VOXX International Corp., headquartered in Hauppauge, New York, and its subsidiaries engage in the design and marketing of electronic products worldwide.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.


               Target Diversified Dividend Strategy Stocks


Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Aircastle Ltd., headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, paper party goods, gift-wrapping supplies, balloons, candles, and stationery. The company's products are sold worldwide.

Arch Coal, Inc., headquartered in St. Louis, Missouri, is engaged in the mining, processing, and marketing of low sulfur coal, primarily to the electric utility industry. The company's mines are located in the western United States.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn, and wheat.

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AVX Corporation, headquartered in Myrtle Beach, South Carolina, makes and supplies a broad line of passive electronic components and related products. The company also makes and sells electronic connectors, and distributes and sells certain passive components and connectors manufactured by Kyocera Corp.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

CA Inc., headquartered in Islandia, New York, designs, develops, markets, licenses and supports a wide range of integrated computer software products.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cliffs Natural Resources Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

Columbia Banking System, Inc., headquartered in Tacoma, Washington, through its subsidiaries, Columbia State Bank and Bank of Astoria, provides commercial banking services to small and medium-sized businesses, professionals, and other individuals in the states of Washington and Oregon.

ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

First Financial Bancorp., headquartered in Hamilton, Ohio, engages in commercial banking and other financial service activities through its wholly-owned subsidiaries: First Financial Bank, N.A.; Community First Bank & Trust; The Clyde Savings Bank Company; Indiana Lawrence Bank; Citizens First State Bank; Heritage Community Bank; Sand Ridge Bank; and Fidelity Federal Savings Bank.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Owens & Minor, Inc., headquartered in Glen Allen, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated healthcare systems and group purchasing organizations, with distribution centers located throughout the United States.

PartnerRe Ltd., headquartered in Pembroke, Bermuda, provides multi-line reinsurance to insurance companies globally through its wholly-owned subsidiaries. Products include catastrophe, automobile, marine, property, space and aviation, credit/surety, life/annuity and health.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

RadioShack Corporation, headquartered in Fort Worth, Texas, is engaged in the retailing of consumer electronics, computer, wireless communication and satellite systems through company-owned stores and dealer/franchise outlets.

Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Time Warner Inc., headquartered in New York, New York, is the parent company of America Online Inc. and Time Warner Inc. The company is engaged in AOL Internet services, cable, entertainment, television networks, music and publishing.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid-sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

TransCanada Corporation, headquartered in Calgary, Alberta, Canada, transmits, markets and processes energy in North America and around the world. Its pipeline system transports natural gas and crude oil.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.


             Target Global Dividend Leaders Strategy Stocks

                             Domestic Stocks


Consumer Discretionary
______________________

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

Strayer Education, Inc., headquartered in Newlington, Virginia, through its wholly-owned subsidiary, Strayer University, Inc., operates Strayer University, a regional institution of higher education that offers undergraduate and graduate degree programs to students at campuses in Washington, D.C., Maryland and Virginia.

Consumer Staples
________________

Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery company.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Energy
______

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

Financials
__________

Federated Investors, Inc. (Class B), headquartered in Pittsburgh,
Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States.

Health Care
___________

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Industrials
___________

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Utilities
_________

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as an energy delivery company in the United States.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.


                          International Stocks


Consumer Discretionary
______________________

Reed Elsevier NV (ADR), headquartered in Amsterdam, the Netherlands, engages in publishing and providing information in the areas of science, medical, legal, risk, and business sectors primarily in North America and Europe.

Energy
______

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

China Petroleum and Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

Ecopetrol S.A. (ADR), headquartered in Bogota, Colombia, engages primarily in the exploration, production, refining, transportation and commercialization of crude oil and gas in Columbia.

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

Health Care
___________

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Industrials
___________

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, and its subsidiaries engage in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide.

Information Technology
______________________

Giant Interactive Group, Inc. (ADR), headquartered in Shanghai, China, develops and operates online games in China.

STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

United Microelectronics Corporation (ADR), headquartered in Hsinchu, Taiwan, designs, manufactures, and markets integrated circuits (ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

Materials
_________

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene, and polyvinyl chloride (PVC).

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

Telecommunication Services
__________________________

Mobile TeleSystems (ADR), headquartered in Moscow, Russia, provides global systems for mobile communications (GSM) technology-based mobile telecommunications services in Russia, Belarus, Ukraine, Uzbekistan and Turkmenistan.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.

Telecom Argentina S.A. (ADR), headquartered in Buenos Aires, Argentina, through its subsidiaries, provides fixed-line public telecommunications services, international long-distance service, data transmission, Internet services and directory publishing services in Argentina.

Telefonica Brasil, S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services in the state of Sao Paulo under a concession agreement granted by the federal government of Brazil.

Utilities
_________

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, an integrated energy company, engages in the generation, transmission, and distribution of electricity in Minas Gerais, Brazil.

Companhia Paranaense de Energia-Copel (ADR), headquartered in Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission, and distribution of electricity in the state of Parana, Brazil.

Just Energy Group Inc., headquartered in Toronto, Ontario, Canada, engages in the sale of natural gas and electricity in Canada and the United States.


                                  REITs


American Capital Agency Corp., headquartered in Bethesda, Maryland, operates as a real estate investment trust that invests in agency pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government sponsored entity.

Brandywine Realty Trust, headquartered in Newtown Square, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located primarily in the Mid-Atlantic region. The company also owns an interest in and operates a commercial real estate management services company.

Capstead Mortgage Corporation, headquartered in Dallas, Texas, is a self-managed real estate investment trust that, together with its subsidiaries, invests in real estate-related assets on a leveraged basis that primarily consist of residential adjustable-rate mortgage securities issued and guaranteed by government-sponsored entities.

CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.

Chimera Investment Corporation, headquartered in New York, New York, is a real estate investment trust that invests in residential mortgage backed securities (RMBS), residential mortgage loans, real estate-related securities, asset backed securities (ABS), and various other asset classes in the United States.

CYS Investments Inc., headquartered in New York, New York, is a specialty finance company with the objective of achieving consistent risk-adjusted investment income. The company invests on a leveraged basis for which the principal and interest payments are guaranteed exclusively in whole-pool residential mortgage pass-through securities.

EastGroup Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust focused on the ownership, acquisition and development of industrial properties in major Sunbelt markets throughout the United States.

Entertainment Properties Trust, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties including megaplex theatres and entertainment-themed retail centers.

Government Properties Income Trust, headquartered in Newton,
Massachusetts, operates as a real estate investment trust that primarily owns and leases office buildings leased mainly to government tenants.

Hatteras Financial Corp., headquartered in Winston-Salem, North
Carolina, operates as an externally-managed mortgage real estate investment trust. It invests in adjustable-rate and hybrid adjustable-rate single-family residential mortgage pass-through securities guaranteed or issued by United States Government agencies, or by United States Government-sponsored entities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Invesco Mortgage Capital Inc., headquartered in Atlanta, Georgia, operates as a mortgage real estate investment trust.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing healthcare properties primarily in the long-term care industry.

OMEGA Healthcare Investors, Inc., headquartered in Timonium, Maryland, operates as a real estate investment trust that invests in income-producing healthcare facilities, principally long-term care facilities.

Realty Income Corporation, headquartered in Escondido, California, is a self-managed real estate investment trust engaged in acquisition;
leasing; legal, retail, and real estate research; portfolio management; and capital markets.

Senior Housing Properties Trust, headquartered in Newton, Massachusetts, is a real estate investment trust that invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes.

Starwood Property Trust Inc., headquartered in Greenwich, Connecticut, a real estate investment trust, primarily focuses on originating, investing in, financing, and managing commercial mortgage loans, commercial mortgage-backed securities, commercial real estate debt investments, and other commercial real estate-related debt investments.

Two Harbors Investment Corp., headquartered in Minnetonka, Minnesota, operates as a real estate investment trust that focuses on investing in, financing, and managing residential mortgage-backed securities and related investments.


                      Target Growth Strategy Stocks


Agilent Technologies, Inc., headquartered in Santa Clara, California, provides bio-analytical and electronic measurement solutions to various industries; including life sciences, electronics, chemical analysis, and communications.

Agrium Inc., headquartered in Calgary, Alberta, Canada, engages in the production, marketing and distribution of agricultural products and services, as well as nutrients for agricultural and industrial markets in North America and Argentina.

Alexion Pharmaceuticals, Inc., headquartered in Cheshire, Connecticut, is engaged in the research and development of proprietary immunoregulatory products used in the treatment of autoimmune and cardiovascular diseases.

Alliance Data Systems Corporation, headquartered in Dallas, Texas, provides transaction services, credit services, and marketing services to retail companies in North America. The company focuses on facilitating and managing electronic transactions between clients and their customers through multiple distribution channels, including its in-store, catalog, and the Internet.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

Celanese Corporation, headquartered in Dallas, Texas, engages in the production and sale of industrial chemicals. The company operates through four segments: chemical products, technical polymers, acetate products and performance products.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Continental Resources, Inc., headquartered in Enid, Oklahoma, operates as a crude-oil concentrated, independent oil and natural gas exploration and production company.

Core Laboratories N.V., headquartered in Amsterdam, the Netherlands, provides reservoir description, production enhancement and reservoir management services. The company's customers include major, national, and independent oil and gas producers. The company also manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company primarily in the United States.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance, and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

F5 Networks, Inc., headquartered in Seattle, Washington, engages in marketing, selling and servicing products that optimize the delivery of network-based applications, and availability of servers, data storage devices and other network resources.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations.

Herbalife Ltd., incorporated in the Cayman Islands and headquartered in Los Angeles, California, a network marketing company, sells weight management, nutritional supplement, energy and fitness, and personal care products worldwide.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Lululemon Athletica Inc., headquartered in Vancouver, British Columbia, Canada, engages in the design, manufacture and distribution of athletic apparel and accessories for women and men in Canada, the United States and Australia.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, engages in refining, transporting, and marketing of petroleum products in the United States and internationally.

MGM Resorts International, headquartered in Las Vegas, Nevada, through its subsidiaries, engages in the ownership and operation of casino resorts in the United States. The company operates gaming, hotel, dining, entertainment, retail and other resort amenities.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, engages in the development, marketing, sale, and distribution of beverages in the United States and Canada.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Whiting Petroleum Corporation, headquartered in Denver, Colorado, is engaged in oil and natural gas exploration, acquisition and production activities in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States.


                    Target Small-Cap Strategy Stocks


8x8, Inc., headquartered in Sunnyvale, California, develops and markets telecommunications services for Internet protocol (IP), telephony, and video applications.

Air Methods Corporation, headquartered in Englewood, Colorado, provides air medical emergency transport services and systems in North America. The company also manufactures, designs, and installs medical aircraft and aerospace components.

Asbury Automotive Group Inc., headquartered in New York, New York, operates as an automotive retailer in the United States.

Bank of the Ozarks, Inc., headquartered in Little Rock, Arkansas, is a bank holding company that conducts operations through offices in communities throughout Arkansas.

BJ's Restaurants Inc., headquartered in Huntington Beach, California, owns and operates casual dining restaurants in the United States. The company operates restaurants under the "BJ's Restaurant & Brewery" and "BJ's Pizza & Grill" brand names.

Bridgepoint Education, Inc., headquartered in San Diego, California, provides postsecondary education services, offering associate's, bachelor's, master's and doctoral programs primarily in the disciplines of business, education, psychology, social sciences and health sciences.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Cardtronics Inc., headquartered in Houston, Texas, owns and operates ATMs and financial services kiosks.

Cincinnati Bell Inc., headquartered in Cincinnati, Ohio, provides data and voice communications services and equipment over wireline and wireless networks in the United States.

Cogent Communications Group Inc., headquartered in Washington, DC, together with subsidiaries, provides high-speed Internet access and Internet Protocol, or communications services to small and medium-sized businesses, communications service providers, and other bandwidth-intensive organizations.

DealerTrack Holdings, Inc., headquartered in Lake Success, New York, through its subsidiaries, provides software solutions to the automotive retail industry in the United States and Canada.

FARO Technologies, Inc., headquartered in Lake Mary, Florida, designs, develops, markets and supports portable, software-driven, three-dimensional (3D) measurement systems that are used in a range of manufacturing and industrial applications.

The Finish Line, Inc. (Class A), headquartered in Indianapolis, Indiana, is a retailer of men's, women's and children's brand name athletic, outdoor and lifestyle activewear and accessories.

Flotek Industries, Inc., headquartered in Houston, Texas, provides oilfield services and equipment to the energy and mining industries in the United States and internationally.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

Hi-Tech Pharmacal Co., Inc., headquartered in Amityville, New York, is a specialty manufacturer and marketer of prescription, over-the-counter and nutritional products.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized enterprises, through a combination of targeted direct mail catalogs, advertising in computer magazines and publications, and a strong outbound telemarketing sales force.

LivePerson Inc., headquartered in New York, New York, provides online engagement solutions that facilitate real-time assistance and advice.

Manhattan Associates, Inc., headquartered in Atlanta, Georgia, develops, sells, deploys, services, and maintains supply chain software solutions for the planning and execution of supply chain activities. It offers Manhattan SCOPE and Manhattan SCALE, which are platform-based supply chain software solutions.

Monolithic Power Systems, headquartered in Los Gatos, California, develops and markets proprietary, advanced analog and mixed-signal semiconductors in the United States and internationally.

Monro Muffler Brake, Inc., headquartered in Rochester, New York, provides automotive undercar repair services primarily in the eastern region of the United States. The company's stores offer a full range of services for brake systems, steering and suspension systems, exhaust systems, and vehicle maintenance services.

OSI Systems, Inc., headquartered in Hawthorne, California, and its subsidiaries engage in the development, manufacture and sale of security and inspection systems, medical monitoring and imaging products, and optoelectronic devices, and value added subsystems worldwide.

Peet's Coffee & Tea Inc., headquartered in Emeryville, California, markets fresh roasted whole bean coffee. The company distributes its products through specialty grocery and gourmet food stores, online and mail order, and offices and restaurant accounts.

Prestige Brands Holdings Inc., headquartered in Irvington, New York, together with its subsidiaries, engages in the marketing, sale, and distribution of over-the-counter healthcare, household cleaning, and personal care products primarily in the United States and Canada.

Red Robin Gourmet Burgers Inc., headquartered in Greenwood Village, Colorado, together with its subsidiaries, is a casual dining restaurant chain focused on serving a selection of gourmet burgers in a family-friendly ambiance.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications.

ServiceSource International, Inc., headquartered in San Francisco, California, manages the service contract renewals process of maintenance, support and subscription agreements for technology and technology-enabled healthcare, and life sciences companies.

Shuffle Master, Inc., headquartered in Las Vegas, Nevada, develops, manufactures and markets automatic card shuffling equipment, table games and video/slot machine game software for the gaming industry.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spectrum Pharmaceuticals, Inc., headquartered in Henderson, Nevada, a biotechnology company, engages in acquiring, developing, and commercializing prescription drug products primarily in the areas of hematology and oncology.

Synaptics Incorporated, headquartered in San Jose, California, is a developer of custom-designed user interface solutions that enable people to interact with a variety of mobile computing and communications devices.

Texas Capital Bancshares, Inc., headquartered in Dallas, Texas, offers a range of financial products and services oriented to the needs of business customers, including commercial loans for working capital and to finance internal growth, acquisitions and leveraged buyouts; permanent real estate and construction loans; equipment leasing; cash management services; trust and escrow services; letters of credit, and business insurance products.

TPC Group Inc., headquartered in Houston, Texas, produces specialized lines of chemical products to chemical and petroleum based companies worldwide.

Tyler Technologies, Inc., headquartered in Dallas, Texas, provides information management solutions and services for local governments. The company's products are grouped into four areas: financials; courts and justice; property appraisal and tax; and document management. The company operates primarily in the United States, Canada, Puerto Rico and the United Kingdom.

Vitamin Shoppe, Inc., headquartered in North Bergen, New Jersey, engages in the retail and direct marketing of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies, natural pet food, low carb foods, diet and weight management supplements, and other health and beauty aids primarily in the United States.

Volterra Semiconductor Corp., headquartered in Fremont, California, designs, develops and markets analog and mixed-signal power management semiconductors for the computing, storage, networking, and consumer markets primarily in the United States. The company's products are used in desktop and notebook computers, hard disk drives, digital cameras, digital televisions, enterprise storage equipment, graphics cards, mobile phones, optical drives, portable digital music players, printers, servers and telecommunications equipment.

ZAGG Inc., headquartered in Salt Lake City, Utah, together with its subsidiaries, designs, manufactures, and distributes protective coverings, audio accessories, and power solutions for consumer electronics and hand-held devices under the "invisibleSHIELD," "ZAGGskins," "ZAGGbuds," "ZAGGsparq," and "ZAGGmate" brand names, primarily in the United States and Europe.

Zumiez Inc., headquartered in Everett, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is both men and women between the ages of 12 and 24.


           Value Line(R) Diversified Target 40 Strategy Stocks


Advanced Micro Devices, Inc., headquartered in Sunnyvale, California, designs, develops, makes and sells a variety of industry-standard integrated circuits which are used in product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers and workstations.

Aecom Technology Corp., headquartered in Los Angeles, California, provides professional technical and management support services to government and commercial clients worldwide.

Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

AGCO Corporation, headquartered in Duluth, Georgia, is primarily engaged in the manufacturing and distribution of agricultural equipment and related replacement parts worldwide.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Anixter International Inc., headquartered in Glenview, Illinois, is engaged in the distribution of communications and specialty wire and cable products. The company distributes wiring systems for data, voice, and video networks internationally.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

Brinker International, Inc., headquartered in Dallas, Texas, develops, franchises and operates various restaurant concepts. The company's chains include "Chili's," "Macaroni Grill," "Cozymel's," "Maggiano's," and "Corner Bakery."

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.


Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Corn Products International, Inc., headquartered in Bedford Park,
Illinois, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca).

Dana Holding Corporation, headquartered in Maumee, Ohio, engages in the design, manufacture and supply of products for vehicle manufacturers worldwide.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

GameStop Corporation (Class A), headquartered in Grapevine, Texas, is a specialty retailer of video game products and personal computer entertainment software in the United States and abroad.

Harris Corporation, headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems, and services to government and commercial customers. The company operates in four segments: Government Communications Systems; RF Communications;
Microwave Communications; and Broadcast Communications.

Huntsman Corporation, headquartered in Salt Lake City, Utah, through its subsidiaries, engages in the manufacture and marketing of differentiated chemical and inorganic chemical products.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

The Interpublic Group of Companies, Inc., headquartered in New York, New York, is one of the largest organizations of advertising agencies and marketing service companies.

Jabil Circuit, Inc., headquartered in St. Petersburg, Florida, designs and manufactures electronic circuit board assemblies and systems for original equipment manufacturers in the communications, computer peripherals, personal computers, and consumer product industries.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores nationwide. The company also operates electronic commerce and direct mail catalog subsidiaries.

MetroPCS Communications, Inc., headquartered in Dallas, Texas, a wireless telecommunications carrier, offers wireless broadband personal communication services in the metropolitan areas of Atlanta, Dallas/Ft. Worth, Detroit, Miami, San Francisco, Sacramento, Tampa/Sarasota/Orlando and Los Angeles.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

RPC, Inc., headquartered in Atlanta, Georgia, is an oil and gas services company that provides a range of oilfield services and equipment to the oil and gas companies primarily in the United States.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a manufacturer of consumer goods packaging products that currently produces steel and aluminum containers, custom designed plastic containers and specialty packing items.

Smithfield Foods, Inc., headquartered in Smithfield, Virginia, operates as a producer, manufacturer, marketer, seller and distributor of a variety of fresh pork and processed meat products both domestically and in Canada, France, Japan, Mexico and Poland.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states, and holds investments in other healthcare companies.

TRW Automotive Holdings Corp., headquartered in Cleveland, Ohio, designs, manufactures and sells products and systems in seven industry segments: occupant safety systems, chassis systems, automotive electronics, other automotive, space and electronics systems, information technology and aeronautical systems.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers.

Xerox Corporation, headquartered in Stamford, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.


                 Value Line(R) Target 25 Strategy Stocks


Advance Auto Parts, Inc., headquartered in Roanoke, Virginia, is a specialty retailer of automotive parts, accessories and maintenance items to do-it-yourself customers in the United States, Puerto Rico and the Virgin Islands.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Ascena Retail Group Inc., headquartered in Suffern, New York, operates a national chain of value-priced specialty stores offering career fashion to working women. The company's stores, operating principally under the names Dress Barn and Dress Barn Woman, offer in-season, moderate-price fashion apparel.

BT Group PLC (ADR), headquartered in London, England, through its subsidiaries, provides communications solutions and services to business, residential, and wholesale customers in Europe, the Americas, and the Asia-Pacific region.

Cascade Corporation, headquartered in Fairview, Oregon, designs, manufactures and markets materials handling equipment and various related technologies globally. Products include lift truck attachments, hose reels, custom hydraulic cylinders, forks and sideshifters.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Coinstar, Inc., headquartered in Bellevue, Washington, owns and operates a multinational fully automated network of self-service coin-counting machines installed primarily in supermarkets across the United States, in Canada and in the United Kingdom.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

DISH Network Corp., headquartered in Englewood, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized enterprises, through a combination of targeted direct mail catalogs, advertising in computer magazines and publications, and a strong outbound telemarketing sales force.

Jabil Circuit, Inc., headquartered in St. Petersburg, Florida, designs and manufactures electronic circuit board assemblies and systems for original equipment manufacturers in the communications, computer peripherals, personal computers, and consumer product industries.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores nationwide. The company also operates electronic commerce and direct mail catalog subsidiaries.

MTS Systems Corporation, headquartered in Eden Prairie, Minnesota, is a global supplier of testing products that help customers accelerate and improve their design, development and manufacturing processes.

Myers Industries, Inc., headquartered in Akron, Ohio, designs, manufactures and markets reusable plastic storage systems and other products for distribution, storage and material handling applications.

Neenah Paper, Inc., headquartered in Alpharetta, Georgia, produces fine papers and technical products, as well as bleached kraft market pulp primarily in the United States, Canada, and Europe.

Oil States International, Inc., headquartered in Houston, Texas, is a provider of specialty products and services to oil and gas drilling and production companies throughout the world.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel to laboratories and other institutions; and provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Sinclair Broadcast Group, Inc., headquartered in Hunt Valley, Maryland, a television broadcasting company, engages in the ownership and provision of programming, operating, and sales services to television stations in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Tata Motors Limited (ADR), headquartered in Mumbai, India, designs, manufactures and sells heavy commercial, medium commercial and small commercial vehicles including trucks, tankers, vans, buses, ambulances and minibuses.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                 CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                                 S-1

                             SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3398, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on March 30, 2012.

                              FT 3398

                              By FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By:  Jason T. Henry
                                   Senior Vice President


                                 S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

      Name                   Title*                      Date

James A. Bowen    Director   of   The   Charger )March 30, 2012
                  Corporation,   the    General )
                  Partner   of   First    Trust )
                  Portfolios L.P.               )
                                                )
                                                )Jason T. Henry
                                                )Attorney-in-Fact**



       * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                 S-3

      CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 4 to Registration Statement No. 333-179326 on Form S-6 of our report dated March 30, 2012, relating to the financial statements of FT 3398, comprising Dow(R) Target 5 2Q '12 - Term 7/9/13 (The Dow(R) Target 5 Portfolio, 2nd Quarter 2012 Series); Dow(R) Target Dvd. 2Q '12 - Term 7/9/13 (The Dow(R) Target Dividend Portfolio 2nd Quarter 2012 Series); Global Target 15 2Q '12 - Term 7/9/13 (Global Target 15 Portfolio, 2nd Quarter 2012 Series); Nasdaq(R) Target 15 2Q '12 - Term 7/9/13 (Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2012 Series); NYSE(R) Intl. Target 25 2Q '12 - Term 7/9/13 (NYSE(R) International Target 25 Portfolio, 2nd Quarter 2012 Series); S&P Target 24 2Q '12 - Term 7/9/13 (The S&P Target 24 Portfolio, 2nd Quarter 2012 Series); S&P
Target SMid 60 2Q '12 - Term 7/9/13 (S&P Target SMid 60 Portfolio, 2nd Quarter 2012 Series); Target 50/50 2Q '12 - Term 7/9/13 (Target 50/50 Portfolio, 2nd Quarter 2012 Series); Target Divsd. Dvd. 2Q '12
- Term 7/9/13 (Target Diversified Dividend Portfolio, 2nd Quarter 2012 Series); Target Dvd. Multi-Strat. 2Q '12 - Term 7/9/13 (Target Dividend Multi-Strategy Portfolio, 2nd Quarter 2012 Series); Target Dbl. Play 2Q '12 - Term 7/9/13 (Target Double Play Portfolio, 2nd Quarter 2012 Series); Target Focus 5 2Q '12 - Term 7/9/13 (Target Focus Five Portfolio, 2nd Quarter 2012 Series); Target Global Dvd. Leaders 2Q '12 - Term 7/9/13 (Target Global Dividend Leaders, 2nd Quarter 2012 Series); Target Growth 2Q '12 - Term 7/9/13 (Target Growth Portfolio, 2nd Quarter 2012 Series); Target Small-Cap 2Q '12
- Term 7/9/13 (Target Small-Cap Portfolio, 2nd Quarter 2012 Series); Target VIP Cons. Eqty. 2Q '12 - Term 7/9/13 (Target VIP Conservative Equity Portfolio, 2nd Quarter 2012 Series); Value Line(R) Divsd. Target 40 2Q '12 - Term 7/9/13 (Value Line(R) Diversified Target 40 Portfolio, 2nd Quarter 2012 Series); and Value Line(R) Target 25 2Q '12 - Term 7/9/13 (Value Line(R) Target 25 Portfolio, 2nd Quarter 2012 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
March 30, 2012


                                 S-4

                         CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                 S-5

                            EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 3398 and certain subsequent series, effective March 30, 2012 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
         18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series
         19).

2.1      Copy  of  Certificate of Ownership (included in Exhibit  1.1
         filed  herewith  on  page  2  and  incorporated  herein   by
         reference).


                                 S-6

2.2      Copy  of  Code  of  Ethics  (incorporated  by  reference   to
         Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                 S-7